SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Linhas Aéreas Inteligentes S.A.

Individual and Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012 and Independent Auditor’s Report

Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Individual and Consolidated Financial Statements

December 31, 2013 and 2012

 (In thousands of Brazilian Reais)

Contents

Management Report	01
Audit Committee Statement	13
Directors' Statement on the Financial Statements	14
Directors' Statement on the Report of the Independent Auditors	15
Independent Auditor’s Report	16

Capital	18

Individual Financial Statements for the Years Ended December 31, 2013 and 2012

Balance Sheets	19
Statements of Operations	21
Statements of Comprehensive Income	22
Statements of Cash Flows	23
Statements of Changes in Equity	24
Statements of Value Added	26

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

Balance Sheets	27
Statements of Operations	29
Statements of Comprehensive Income	30
Statements of Cash Flows	31
Statements of Changes in Equity	32
Statements of Value Added	34

Notes to the Financial Statements	35

MANAGEMENT REPORT

GOL LINHAS AÉREAS INTELIGENTES S.A.

Corporate Taxpayer’s ID (CNPJ) 06.164.253/0001-87

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT REPORT

Gol Linhas Aéreas Inteligentes S.A. (GOL) hereby submits to its shareholders its Management Report and the corresponding Financial Statements, in addition to the independent auditors report for the fiscal years ended December 31, 2013 and 2012, in accordance with International Financial Reporting Standards (IFRS) and accounting practices adopted in Brazil.

MESSAGE FROM MANAGEMENT

In 2013, GOL recorded an operating margin (EBIT) of 3.0%, at the upper limit of its announced guidance in a very adverse macroeconomic scenario. The commitment to delivering a positive operating margin was successful thanks to the flexibility strategy and capacity management.

The Company dynamically reduced its supply in the domestic market by 7.4% in a background of low economic growth, with the 11% depreciation of the Real against the average Dollar and the jet fuel price 6% higher than in 2012. In February, the Company modified its network to maximize profitability by focusing more on business clients, preserving attractiveness in leisure fares.

For the second consecutive year, in 2013, GOL maintained its lead in terms of flights on time in the Brazilian market, with a ratio of 94% of flights without delay, considering consolidated data for all airports. In order to achieve this level of operational performance, GOL implemented the fast travel concept, which reduced boarding time, and took several measures to increase its efficiency; among these, the continuous streamlining of check-in, allowing all customers to anticipate and cancel their flights through GOL's website, at the self-service totems or through smart phones. The rate of approximately 60% of remote check-in ratio, in 4Q13, is one of the indicators which reflects the result of these actions.

Additionally, the Company launched its new visual identity in airports, with a more functional and practical bilingual communication, and the new website, with a faster and easier purchasing process.

The Company increased to 30 the number of aircraft with sky interior and launched, in the year of 2013, the GOL+ on the Rio-São Paulo shuttle service, ensuring greater passenger comfort and an even better flying experience. In 2014, the Company will continue developing and improving its products and services and will expand the GOL+ product to 80% of its fleet until May, catering for 100% of domestic flights. This strategy is the result of the success of the product on the shuttle route, and is part of a process of standardization, efficiency gains and revenue generation.

Thanks to these and other measures, GOL was the airline that carried most business passengers in 2013, according to ABRACORP (the Brazilian Travel Agents’ Association). This evolution contributed for the 18% increase in PRASK, in turn fueling the R$853 million increase in annual revenue.

In regard to costs, the Company adjusted its structure by R$319 million in 2013, of which R$131 million in fuel and lubricant and R$188 million in other operating expenses, maintaining CASK flat over the year before.

In regard to manageable costs, it is worth noting that the workforce count is stable since the beginning of 2013, at the same time as the customer satisfaction index remained at 7.6 points (on a scale from 1 to 10).

Aiming to develop GOL’s Loyalty Program, in April 2013 SMILES S.A.’s initial public offering (IPO) was concluded. The entire proceeds of R$1.1 billion were used for the advanced purchase of GOL tickets. This operation reflects the confidence in the growth of the loyalty program market in Brazil in the coming years and helped strengthen the Company’s liquidity.

Cash position totaled R$3.0 billion at the end of 2013, equivalent to 34.0% of annual net revenue, the highest level in the Company’s history in nominal terms. With the R$1.3 billion upturn in EBITDAR, reaching the highest historical maximum of R$1.5 billion, and the amortization and prepayment of obligations totaling R$438 million in the year, financial leverage closed 2013 at 6.9x, versus 37.6x at the end of 2012.

In 2014 Brazil will host the World Cup and GOL will have a special role, being the proud official carrier of the Brazilian team. The Company has adopted measures to serve with excellence in the event. The supply and demand management through the request for 974 extra flights or with schedule alterations, specific staff training programs and the placement of professionals who are fluent in more than one language at the host cities’ airports are examples of actions especially developed for the event.

The 2014 economic scenario is proving to be even more challenging with fuel prices higher than in 2013 and the devaluation of the Real against the Dollar, maintaining pressure on costs. With this in mind, the Company announced a new organizational structure aimed at increasing revenue generating capacity, and has increased its focus on planning and controlling costs, a crucial factor in the execution of its short and long-term strategies.

The expansion of the code share with Delta provides greater connectivity for clients, offering them approximately 400 destinations served by both airlines in the world. In addition, the collaboration between both companies enables the exchange of knowledge, thereby improving products and services.

In continuity with the strategy of forming international partnerships, in February 2014, GOL announced the strengthening of its alliances through the strategic partnership with AirFrance-KLM, encompassing commercial cooperation, the expansion of the code share, joint sales activities and more benefits for clients of both companies through their loyalty programs, in the Brazilian and European markets. As part of the total investment of US$100 million, AirFrance-KLM will hold a stake of approximately 1.5% of capital stock, in GOL preferred shares. This agreement is subject to antitrust approval from CADE.

For 2014, the Company is projecting a -3% to -1% variation in domestic seat supply, and a growth of until 8% in the international market. This projection reiterates the consolidation of strategy, seeking margin expansion through revenue growth. The increase in profitability should be driven by yield management and supply flexibility together with the increase in the load factor, a trend already observed in recent months. The Company announces a growth projection of equal to or above 10% in RASK, and an increase of equal to or less than 10% in CASK ex-fuel. With this, GOL estimates an EBIT margin of between 3% and 6% in 2014.

GOL wishes to thank its Customers for their loyalty, its Team of Eagles for their commitment throughout the year, and its Shareholders for their confidence, all of which increasingly reinforces GOL's vision of being the best company to fly with, work for and invest in.

Paulo Sergio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A..

ECONOMIC AND SECTOR SCENARIO

2013 was marked by a deterioration in the economic scenario, characterized by low GDP growth, an average 11% devaluation of the Real against the Dollar and record jet fuel prices, which moved up by 6% over the 2012 average. A noteworthy movement in response to this new cost structure was the rationalization of the domestic industry. Supply declined by 2.9%, while domestic demand moved up by 2.2%, with a load factor of 76.4%, 2.1 percentage points more than 2012.

Other Brazilian aviation industry highlights included the achievements of ABEAR, the Brazilian Airline Association, which celebrated its first anniversary in 2013 and deserves a special mention for its important victories, such as reducing ICMS (state VAT) on jet fuel in Brasilia and including the airline industry in the Brasil Maior payroll tax exemption program.

In November 2013, the government privatized another two airports, Galeão (in Rio de Janeiro) and Confins (in Minas Gerais), giving a total of six now being run by private enterprise, including, in addition to Galeão and Confins, Cumbica (Guarulhos), Viracopos (Campinas), Natal and Juscelino Kubitschek (Brasília). We expect further privatizations in the near future, mainly driven by the need to improve airport infrastructure in view of the upcoming major events and to meet expected Brazilian demand growth in the coming years.

OPERATING PERFORMANCE

Smiles: In 2013, GOL’s Board of Directors approved an initial public offering of shares (IPO) issued by Smiles S.A., priced at around R$1.1 billion and representing the conclusion of an important stage of strengthening the Company’s strategy. All of the proceeds were used pre-buy air tickets issued by VRG, a GOL subsidiary. The result of this operation underlined the capital market’s confidence in the potential of the loyalty program industry in the coming years, as well as strengthening GOL’s commitment to maintaining strong liquidity.

Additionally the Company proposed 2013 dividends and interest on equity of R$197.5 million, R$37.1 million of which has already been paid and R$160.3 million is pending approval by an annual shareholders’ meeting. This amount represents a 95% payout on annual net income. Another of the program’s annual highlights was the number of miles redeemed, which came to 30.7 billion, 16.8% up on 2012. At the end of 2013, SMILES had 215 commercial partners and a 9.7 million member base, 10% and 8% more, respectively, than in 4Q12. On December 31, 2013, the merger of G.A. Smiles Participações S.A. by Smiles was approved, with no change in the capital stock. This operation generated a tax benefit of R$72.9 million, which will be captured in the five years as of 2014.

SMILES is a solid sales channel for GOL, which regards the loyalty program as a competitive advantage the attractiveness of its products and services.

Maximization of Revenue per Available Seat Kilometer (PRASK): Net passenger revenue per available seat-kilometer (PRASK) stood at R$16.36 cents, 18.5% up on 2012, fueled by the 19.0% upturn in yield in the same period. This result was due to a combination of the strategy of flexible supply management and GOL’s increasing attractiveness to business flyers. GOL carried more business passengers than any of its competitors in 2013, according to ABRACORP (the Brazilian Travel Agents’ Association), thanks to improved products and services and greater operating efficiency.

Agreements and Partnerships:  At the close of 2013, the Company had code-share agreements with Delta Air Lines, Iberia, Air France, KLM, Copa Airlines and Qatar Airways. The Smiles program is also linked to several relationship programs with frequent-flier clients of the code-share partners, allowing travelers to accumulate and redeem miles from all the programs. On  December 31, 2013 GOL had interline agreements with 76 airline carriers including Korean Airlines, Emirates Airlines, Avianca, Continental Airlines, Japan Airlines, TAP Air Portugal and others.

This year, GOL strengthened its partnership with Delta in order to offer its passengers greater connectivity. The expansion of the codeshare agreement allows for all the around 400 destinations served by both airlines to be interlinked and available for sale on the Companies’ sales channels. The agreement also promotes the exchange of knowledge, improving products and services.

Continuing with the strategy of forming international partnerships, in February 2014 the Company further strengthened its alliances through a partnership with AirFrance-KLM, which includes commercial cooperation, expanded flight sharing, joint sales activities and more benefits for customers through both airlines’ mileage programs in the Brazilian and European markets. As part of its total investment of US$100 million, Air France-KLM will retain approximately 1.5% of GOL’s capital, in preferred shares. The agreement is awaiting approval by CADE, Brazil’s antitrust authority.

Fleet: The Company closed the quarter with an operational fleet of 137 Boeing 737-700 and 800 NG aircraft (the remaining 4 aircraft of these models were not operating as they are in the process of being returned) with an average age of 7.1 years, and a total fleet of 150 aircraft. Out of the total B737-NG and B767-300 fleet, 96 aircraft were under operating leases and 46 were under finance leases. Of the 46 under finance leases, 40 have a purchase option when their leasing contracts terminate.

In 2013, the Company took delivery of 15 aircraft under operating lease contracts and only one under a finance lease contract. Three aircraft under operating lease contracts were returned. It also sub-leased five aircraft to Transavia Airlines. The primary aim of this operation was to better manage domestic market seat supply, given that the Brazilian low season coincides with the high season in Europe.

GOL did not operate any 737-300 Classic aircraft in 2013, since their technology precedes that of the Next Generation model aircraft. During the year, 11 of these aircraft were removed from the fleet and the remaining eight are in the final phase of negotiations in regard to their sale or return to the lessors.

Maintenance Center: GOL maintains an Aircraft Maintenance Center in Tancredo Neves International Airport, in Confins, Minas Gerais, which opened in 2006. The complex is where the Company undertakes heavy fuselage maintenance, preventive maintenance, paintwork and internal aircraft configuration for the entire fleet. In addition to preventive and corrective maintenance, the Center’s workshops provide reconditioning services for aircraft brakes, wheels and seats. Given its size, the Center’s expansion has made a substantial contribution to the development of the Belo Horizonte metropolitan region. One of GOL’s current challenges is to be certified by the FAA (Federal Aviation Administration), which is responsible for regulating civil aviation in the United States, allowing it to provide services to international airlines, thereby generating significant ancillary revenue.

IATA Membership and IOSA Certification: GOL is a member of the International Air Transportation Association (IATA), the global airline industry’s most representative institution, which regulates airline operations with the primary intention of ensuring passenger safety. It is recognized as the global benchmark for evaluating airlines’ operational safety management and control, and as a member, GOL will take part in global discussions on issues concerning the development of the commercial aviation industry. It will also participate in forums and have access to the most up-to-date studies and indicators, as well as enjoying full-member voting rights. In 2010 the Company obtained IOSA (IATA Operational Safety Audit) certification. This is an extremely important achievement, given that it underlines GOL’s commitment to safety in every procedure and generates reports that are accepted by international companies, in addition to reducing the costs associated with other audits. It also means that the high safety and operational quality standards are reassessed every two years. Our certificate, therefore, is valid until December 2014.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

GOL announced its 2012 Annual Sustainability Report based on Global Reporting Initiative (GRI) guidelines, an international standard for reporting economic, social and environmental performance. By adopting these parameters, GOL has added greater transparency and credibility to its accountability with its various stakeholders. As an intelligent and committed company that maintains close relations with its clients, GOL regards the GRI model as a valuable tool for improving its processes and management procedures, reducing costs, strengthening the brand and reinforcing the Company’s pursuit of sustainable development. GOL will shortly begin preparing the third edition (reference year: 2013) of its Sustainable Report based on the GRI guidelines. In 2012, GOL carried out 66 indicators out of the 79 available.

Sustainability is the responsibility of everyone. GOL therefore invests in raising its employees’ awareness of the transforming role they play in their surrounding communities. It also develops projects that permit the application of this knowledge and the dissemination of citizenship and environmental sustainability practices, such as Colaborador Cidadão (Citizen Employee) and Copa Social (Social Cup), as well as the construction of a hangar that has been projected in line with strict social and environmental criteria. The Company also recognizes the transforming role of society itself by supporting such institutions as Projeto Felicidade (Happiness Project), which takes children with cancer out for a day of fun, as well as inclusion and social development projects in the education area, with the creation in 2010 of the GOL Institute, and cultural and sporting projects, among others.

Since 2010, GOL has been issuing greenhouse gas reports based on the GHG Protocol, the global standard for the reporting of GHG inventories. By adopting this initiative, GOL is showing the market and society as a whole that it takes the impact of its activities on the environment very seriously indeed.

In 2012, during Rio+20, GOL held an experimental flight using biofuel. Flight 9290 took off from Congonhas Airport, in São Paulo, and landed at Santos Dumont Airport, in Rio de Janeiro using a mixture of fossil fuel and renewable fuel, the latter being a mix of non-edible corn oil from corn ethanol production, and residual oils and fats. The flight, the result of exceptional efforts by GOL’s partners, including Boeing, BR Aviation, AirBP, the IDB and CURCAS in regard to import and blending logistics, underlined the Company’s technical capacity to operate with biofuel. It followed this up with the first commercial biofuel flight in October, from Congonhas to Brasília, and plans to make 200 such flights between the World Cup host cities in 2014, with estimated consumption of 2,000 tonnes of ”shielded” fuel (90% fossil kerosene and 10% biokerosene). The Company believes that the development of biofuel is an important means of reducing environmental impacts. Some of its initiatives in this respect are listed below:

•         Member of the Sustainable Aviation Fuel Users Group (Safug);

•         Part of the Brazilian Alliance For Aviation Biofuels (ABRABA);

•         Contract with Algae Biotecnologia Ltda;

•         GOL conducts research for the production of jet fuel derived from jatropha (“pinhão manso”);

•         GOL & Amyris MOU: GOL has signed a Memorandum of Understanding with Amyris, a biochemical company, for the preferential supply of biokerosene made from sugarcane;

•         GOL & Boeing MOU: GOL has signed a Memorandum of Understanding with Boeing to accelerate the research, development and approval of new sources of sustainable biofuel for aviation in Brazil. Boeing is the Company’s partner in the Brazilian Biokerosene Platform, supporting and encouraging the creation of a value chain, not only in Brazil, but worldwide.

The Company also participated in the launch of the SABB – Sustainable Aviation Biofuels Brazil report, a project sponsored by Boeing, Embraer and FAPESP to map deficiencies in relation to implanting an aviation biofuel industry in Brazil. It also helped conceive, structure and found the Brazilian Biokerosene Platform, an open multi-raw-material and multi-process platform. Its aim is to involve all stakeholders in promoting the implementation of a highly integrated aviation biofuel value chain. In December 2013, the Platform already had 18 participant organizations and companies.

The Company’s fleet is composed of modern aircraft that generate less noise pollution and have already met the CO2 emission reduction targets required by law for 2014. GOL has been implementing ACARS (Aircraft Communications Addressing and Reporting System), a system that permits the real-time digital transmission, via satellite, of important flight data between aircraft and the Company’s bases, allowing routes and flight times to be automatically updated. Since January 2010, GOL began equipping its aircraft with sensors for the innovative GPS Landing System, as well as Vertical Situation Display, a sophisticated tool for determining the aircraft’s position in relation to the ground. The GPS Landing System allows increased landing and takeoff accuracy and safety, reducing fuel consumption and GHG emissions by up to 5% during these flight stages, while the Vertical Situation Display allows pilots to accurately identify information on ground relief and obstacles from the cockpit, in turn allowing them to plan their landing approach with more efficiency.

The Aircraft Maintenance Center (CMA), the most advanced technological complex of its type in Latin America, by the nature and scope of its activities, exemplifies the rigor with which the Company applies its environmental policies and procedures. Some practical examples are:

•         Team formed by a chemical engineer and technicians with experience in the environmental area;

•         Waste management (collection, separation, temporary storage and environmentally correct disposal in line with the procedures laid down by the environmental authorities);

•         Chemical Waste Treatment Station (ETE);

•         Monitoring the quality of treated effluent in a laboratory with physical and chemical tests prior to disposal;

•         Monitoring the quality of air exiting the painting cabin chimneys through atmospheric analyses;

•         Dry-cleaning method for the outside of aircraft;

•         Sound protection system;

•         Use of solar energy to warm water in the changing rooms.

REGULATORY MATTERS

Air transportation services are considered to be in the public interest and are therefore subject to extensive regulation and monitoring by the Aeronautical Command of the Ministry of Defense, the Civil Aviation Board (CONAC) and the Brazilian Civil Aviation Authority (ANAC), as well as the Federal Constitution and the Brazilian Aviation Code. The Brazilian air transportation system is controlled by several different authorities. ANAC is responsible for regulating the airlines, the Airspace Control Department (DECEA) for controlling the country’s airspace and INFRAERO for managing the airports. In March 2011, the Department of Civil Aviation (SAC) was established to oversee the Brazilian civil aviation industry. The SAC oversees ANAC and INFRAERO and reports directly to Brazil’s president.

FINANCIAL STATEMENTS

In order to comply with sections 302 and 404 of the Sarbanes-Oxley Act, the internal control framework governing relevant processes that may pose a risk to the financial statements is evaluated, documented and tested in accordance with the requirements of the Public Companies Audit Oversight Board (PCAOB) using internationally-recognized methods and criteria.

AWARDS

In 2013 GOL was elected as the company with the second best financial disclosure among more than 300 companies in the 15th edition of the IR Global Rankings. This award is a result of the commitment of the Company with its investors and shareholders of adopting the best practices of corporate governance and financial disclosures for the capital market. The IRGR is one of the most complete ranking systems for investor relations websites, annual reports, corporate governance and financial disclosure procedures.

EMPLOYEES

The Company’s achievements and successes would not have been possible without the dedication of its 16,319 employees (the “Team of Eagles”), who are committed and work dynamically and efficiently to achieve this success story by providing our passengers with the best possible service. As a result, the Company believes that high-quality, low-cost services are the key to reaching its goal of generating returns for all those who believed in and contributed to its success.

FINANCIAL PERFORMANCE

Net operating revenue totaled R$8,956.2 million, 10.5%, or R$853 million, up on 2012. Net revenue per ASK (RASK) moved up by 15.5% in the same period, meeting the annual guidance for this indicator of increase of 10% or more. This result was due to a combination of the following factors: (i) the rationalization of supply, with a domestic market decline of 7.4%, a load factor in line with the previous year; and (ii) the 19% period upturn in yield.

Operating costs came to R$8,690.2 million, 3.5%, or R$319 million, down on 2012, including savings of R$131 million in fuel and lubricant costs and R$188 million in other operating costs. Despite the adverse economic scenario, CASK ex-fuel came to R$10.23 cents, above the annual guidance (between R$9.5 and R$10.0 cents).

This result was possible due to the following factors: (i) a 3.5% decline in fuel and lubricants, due to the reduction in the Company’s supply over 2012 (in per ASK terms, the indicator remained virtually flat, edging up by only 0.8%); (ii) a 15% reduction in salaries, wages and benefits, chiefly due to the 8% decline in the workforce, which totaled 16,319 at year-end, versus 17,676 at the close of 2012; (iii) a 42.9% drop in other expenses, due to the comparison with 2012, which included the provisioning of around R$140 million for the winding up of Webjet’s operations and asset reappraisals. This line was also impacted by gains from sale leaseback operations totaling R$116.7 million in 2013.

As a result of the above factors, the Company recorded annual  operating income of R$266 million, with an operating margin of 3.0%, on the upper limit of the annual operating margin guidance (between 1% and 3%). These figures represent a massive R$1,172 million and 14.2 percentage point improvement over 2012.

The net financial result was an expense of R$919 million, 35% up on the year before, chiefly due to: (i) the R$205 million, or 72%, increase in the expense with the exchange variation to R$490.1 million as a result of the average 11% devaluation of the Real against the Dollar; (ii) the 17.3% increase in interest expenses over 2012, which totaled R$532.1 million, due to new debt issues in 2013 (Senior Notes in February, maturing in 2023) and the approximate 2.9 percentage point period upturn in the CDI interbank rate, which increased interest payments on CDI-indexed debt, which was the case with the 4th and 5th debenture issues; and (iii) the R$5.6 million, or 6%, rise in other financial expenses, due to the loss in the fair value of the SMILES stock purchase option entered into with General Atlantic, expenses related to the waiver with holders of the 4th and 5th issue debentures, and higher bank commissions due to new funding operations.

As a result of all these factors, the Company posted a 2013 net loss of R$724.6 million, versus a net loss of R$1,512.9 million in 2012.

Liquidity and Indebtedness: even in the face of a challenging macroeconomic scenario, GOL ended the period with a cash balance (cash and cash equivalents, short-term financial investments and restricted cash) of 34% of net revenue in the last 12 months. It closed the year with a record cash position of R$3.0 billion, 4% up on the previous quarter and 92% more than at the end of 4Q12.

At year-end, total loans and financings came to R$5,589.4 million (including financial leasing), 77.8% of which in foreign currency.

Thanks to the period recovery of EBITDAR, which closed the year at R$1,526 million, the Company achieved a leverage ratio (adjusted gross debt/LTM EBITDAR) of 6.9x, versus 37.6x in 2012.

CAPEX: the Company invested approximately R$737 million in 2013, 56% of which in the acquisition plan of aircraft; 43% in acquisition of parts and in aircraft reconfigurations and improvements, and 1% in bases, IT and in the CONFINS maintenance center expansion.

Corporate Governance: GOL conducts its business in line with the best corporate governance practices in Brazil and worldwide and is recognized by the market as one of those companies employing exemplary governance standards. Since its IPO in 2004, the Company’s shares have been traded in the Level 2 Corporate Governance segment of the São Paulo Stock Exchange (BOVESPA) and on the New York Stock Exchange (NYSE). GOL complies with the Sarbanes Oxley Act and has introduced several important initiatives to benefit its shareholders, including 100% tag along rights for preferred shareholders, the election of three independent Board members, and the constitution of a series of Board committees in which these independent members play an active role.

CAPITAL MARKET

At the end of 2013, the Company’s capital stock comprised 278.7 million common and preferred shares. The preferred shares have been traded on the São Paulo (GOLL4) and the New York (GOL) Stock Exchanges since 2004. The free float comprises 36.1% of the total shares and 74.6% of the preferred shares. GOL is one of the most liquid companies in Brazil and is included in the following indices: IBOVESPA (BM&FBOVESPA Index), IBRA, IBXX, IGCT, IGCX, ITAG, IVBX, SMLL. Daily traded volume averaged above R$24 million in 2013 on the BM&FBOVESPA alone. GOL’s shares closed 2013 at R$10.48 per share, 19% below on the R$12.90 reported at the end of 2012.

RELATIONS WITH THE INDEPENDENT AUDITORS

The Company's policy when contracting the independent auditors for services which are unrelated to the external audit is grounded in principles that preserve their independence. In accordance with internationally-accepted standards, these precepts are:  (a) the auditors shall not audit their own work; (b) the auditors shall not occupy a managerial position in their client’s company; and (c) the auditors shall not legally represent the interests of their clients.

In accordance with Item III, article 2 of CVM Instruction 381/03, the Company and its subsidiaries always consult their Audit Committee before contracting professional services other than those related to the external audit, in order to ensure that the provision of these services will not affect the independence and objectivity necessary for the performance of independent audit services. The auditors are also required to provide formal declarations attesting to their independence when providing services not related to the audit.

In the fiscal year ended December 31, 2013, the Company’s external auditors, Deloitte Touche Tohmatsu Auditores Independentes, provided additional audit-related services totaling R$199 thousand, representing approximately 5% of the total amount spent on external auditing services in the year (R$4.8 million).

These services refer to: i) a service related to Assurance of the Sustainability Report in the amount of R$90 thousand; (ii) an audit service for GA Smiles, in the amount of R$109 thousand.

COMMITMENT CLAUSE – ADHERENCE TO THE ARBITRATION CHAMBER

The “Commitment Clause” refers to the arbitration clause, through which the Company, its shareholders, Board of Directors, Executive Board and Fiscal Council, as well as the Bovespa, undertake to resolve, by means of arbitration, any and all disputes or controversies that may arise between them related to or arising from, especially, the application, validity, effectiveness, interpretation, violation, and their effects, of the provisions of Brazilian Corporate Law, the Company’s Bylaws, the regulations of the National Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, and all other regulations governing the functioning of the securities market in general, as well as those in the BM&FBOVESPA Listing Rules, the Arbitration Rules and the Level 2 Listing Rules.

2014 GUIDANCE

For 2014, GOL expects a variation of between -3% and -1% in domestic market seat supply, accompanied by growth of until 8% in the international market. This projection reiterates the consolidation of strategy and capacity discipline observed in 2013, seeking margin expansion through revenue growth. In this sense, the Company announces a projection of RASK growth of equal to or above 10%, at the same time as the cost discipline is maintained, with an expected increase of equal to or below 10% in CASK ex-fuel. The projection considers fuel price per liter between R$2.75 and R$2.85, average exchange rate between R$2.40 and R$2.50 and an increase in Brazilian GDP of between 1.5% and 2.0%. With this, GOL estimates an EBIT margin of between 3% and 6% in 2014.

2013 GUIDANCE X 2013 ACTUAL

2013 Guidance	From	To	2013 ACTUAL
Brazilian GDP Growth	2.0%	2.5%	2.3%
Annual Change in RASK	= or > 10%		15.5%
Annual Change in Domestic Supply (ASK)	Around -9%		-7.4%
CASK Ex-fuel (R$ Cents)	10.0	9.5	10.23
Average Exchange Rate (R$/US$)	2.20	2.10	2.16
Jet Fuel Price (QAV)*	2.48	2.38	2.39
Operating Margin (EBIT)	1%	3%	3.0%

(*) The per-liter fuel price considers total fuel and lubricant expenses divided by estimated period consumption.

ACKNOWLEDGMENTS

We would like to thank our employees, clients, suppliers, partners and travel agents, as well as those authorities related to our operations, the representatives of the Brazilian Civil Aviation Authority (ANAC), INFRAERO, the Airspace Control Department (DECEA) and the Ministry of Tourism for their dedication to the development of the Brazilian aviation industry.

The Company’s non-accounting information has not been audited by the independent auditors.

GLOSSARY

AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period..

AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

CHARTER: a flight operated by an airline outside its normal or regular operations.

EBITDA: earnings before interest, taxes, depreciation and amortization.

EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

LESSOR: the party renting a property or other asset to another party, the lessee.

LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

OPERATIONAL RESULT (EBIT): net loss (income) plus income and social contribution taxes and the net financial result.

PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

PDP FACILITY (PRE-DELIVERY PAYMENT FACILITY): credit for the prepayment of aircraft acquisitions.

REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight

SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

WTI BARREL: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

YIELD PER PASSENGER KILOMETER: the average amount a passenger pays to fly one kilometer.

AUDIT COMMITTEE STATEMENT

The Audit Committee of GOL LINHAS AÉREAS INTELIGENTES S.A., in accordance with its bylaws and legal provisions, examined the Financial Statements for the year ended December 31, 2013. Based on the examinations performed, considering also the report of the independent auditors - Deloitte Touche Tohmatsu, dated March 25, 2014, and the information and explanations received during the year, opines that these documents are able to be appreciated by the Annual Shareholder’s  Meeting of 2014.

São Paulo, March 25, 2014.

Richard Freeman Lark

Member of the Audit Committee

Antônio Kandir

Member of the Audit Committee

Luiz Kaufmann

Member of the Audit Committee

DIRECTORS' STATEMENT ON THE FINANCIAL STATEMENTS

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of INSTRUÇÃO CVM 480/09

In accordance with Instrução CVM 480/09, the Directors declare that discussed, reviwed and agreed with the Financial Statements for the year ended on December 31, 2013.

São Paulo, March 25, 2014.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

DIRECTORS' STATEMENT ON THE REPORT OF THE INDEPENDENT AUDITORS

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of INSTRUÇÃO CVM 480/09

In accordance with Instrução CVM 480/09, the Directors declare that discussed, reviwed and agreed with the independent auditors’ report for the year ended on December 31, 2013.

São Paulo, March 25, 2014.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders, Directors and Management of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Gol Linhas Aéreas Inteligentes S.A. (“Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as at December 31, 2013, and the statements of operations, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil, and the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board - IASB, and in accordance with accounting practices adopted in Brazil, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the Individual Financial Statements

In our opinion, the individual financial statements present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A. as at December 31, 2013, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the Consolidated Financial Statements

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. as at December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board - IASB and accounting practices adopted in Brazil.

Emphasis of Matter

We draw attention to Note 2.1., which states that the individual financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Gol Linhas Aéreas Inteligentes S.A. these accounting practices differ from the IFRS, applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries, associates and joint ventures by the equity method of accounting which, for purposes of IFRS, would be measured at cost or fair value. Our opinion is not modified with respect to this matter.

Other Matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2013, prepared under the responsibility of the Company’s management, the presentation of which is required by the Brazilian Corporate Law for publicly-traded companies and as supplemental information for IFRS, which does not require the presentation of a DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 25, 2014.

DELOITTE TOUCHE TOHMATSU	André Ricardo Aguillar Paulon
Auditores Independentes	Engagement Partner

Company Profile / Subscribed Capital

Number of shares	Current Year
12/31/2013
Paid-in capital	143,858,204
Preferred	135,003,122
Total	278,861,326
Treasury	2,146,725
Total	2,146,725

Individual Financial Statements / Statement of Financial Position – Assets

(In Thousands of Brazilian Reais)

Line code	Line item	Current Year 12/31/2013	Prior Year 12/31/2012
1	Total assets	2,513,648	2,754,027
1.01	Current assets	363,767	447,888
1.01.01	Cash and cash equivalents	343,793	247,145
1.01.02	Short-term investments	2,524	176,413
1.01.06	Recoverable taxes	9,991	6,693
1.01.07	Prepaid expenses	438	312
1.01.08	Other current assets	7,021	17,325
1.01.08.01	Noncurrent assets for sale	7	7
1.01.08.01.01	Restricted cash	7	7
1.01.08.03	Others	7,014	17,318
1.02	Noncurrent assets	2,149,881	2,306,139
1.02.01	Long-term assets	174,900	634,473
1.02.01.06	Deferred taxes	84,567	81,406
1.02.01.08	Related-party transactions	49,961	534,262
1.02.01.08.04	Others related-party transactions	49,961	534,262
1.02.01.09	Other noncurrent assets	40,372	18,805
1.02.01.09.03	Deposits	20,170	18,548
1.02.01.09.04	Restricted cash	20,202	257
1.02.02	Investments	1,084,149	779,168
1.02.03	Property, plant and equipment	890,832	892,498

Individual Financial Statements / Statement of Financial Position – Liabilities

(In Thousands of Brazilian Reais)

Line code	Line item	Current Year 12/31/2013	Prior Year 12/31/2012
2	Total liabilities	2,513,648	2,754,027
2.01	Current liabilities	84,710	48,557
2.01.01	Salaries, wages and benefits	1,092	590
2.01.01.02	Salaries, wages and benefits	1,092	590
2.01.02	Suppliers	3,769	46
2.01.03	Taxes payable	1,246	5,443
2.01.04	Short-term debt	47,488	41,980
2.01.05	Other liabilities	31,115	498
2.01.05.02	Other	31,115	498
2.01.05.02.04	Other liabilities	800	498
2.01.05.02.05	Derivative transactions	30,315	-
2.02	Noncurrent liabilities	1,778,012	1,972,642
2.02.01	Long-term debt	1,651,494	1,469,729
2.02.02	Other liabilities	126,518	502,913
2.02.02.01	Liabilities with related-party transactions	113,741	493,918
2.02.02.02	Other	12,777	8,995
2.02.02.02.03	Taxes payable	12,777	8,995
2.03	Shareholder’s equity	650,926	732,828
2.03.01	Capital	2,469,623	2,467,738
2.03.01.01	Issued capital	2,501,574	2,499,689
2.03.01.02	Cost on issued shares	(31,951)	(31,951)
2.03.02	Capital reserves	156,688	105,478
2.03.02.01	Premium on issue of shares	32,387	32,200
2.03.02.02	Special reserve	70,979	29,187
2.03.02.05	Treasury shares	(32,116)	(35,164)
2.03.02.07	Share-based payments	85,438	79,255
2.03.05	Accumulated losses	(2,568,353)	(1,771,806)
2.03.06	Equity valuation adjustments	592,968	(68,582)
2.03.06.01	Other comprehensive income	(18,162)	(68,582)
2.03.06.02	Change in equity through public offer	611,130	-

Individual Financial Statements / Statements of Operations

(In Thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2013 to 12/31/2013	01/01/2012 to 12/31/2012
3.04	Operating expenses/revenues	(502,860)	(1,311,038)
3.04.02	General and administrative expenses	(25,978)	(14,807)
3.04.04	Other operating income	116,710	36,802
3.04.06	Equity in subsidiaries	(593,592)	(1,333,033)
3.05	Result before income taxes and financial result	(502,860)	(1,311,038)
3.06	Financial result	(296,736)	(196,705)
3.06.01	Financial income	23,311	40,429
3.06.01.01	Financial income	23,311	40,429
3.06.02	Financial expenses	(320,047)	(237,134)
3.06.02.01	Financial expenses	(186,204)	(140,825)
3.06.02.02	Exchange variation, net	(133,843)	(96,309)
3.07	Result before income taxes	(799,596)	(1,507,743)
3.08	Income tax	3,049	(5,172)
3.08.01	Current	(7,305)	(4,679)
3.08.02	Deferred	10,354	(493)
3.09	Result from continuing operations, net	(796,547)	(1,512,915)
3.11	Net loss for the year	(796,547)	(1,512,915)

Individual Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2013 to 12/31/2013	01/01/2012 to 12/31/2012
4.01	Net loss for the year, net	(796,547)	(1,512,915)
4.02	Other comprehensive income	50,420	10,686
4.02.02	Cash flow hedges	76,395	16,191
4.02.03	Tax effect	(25,975)	(5,505)
4.03	Comprehensive loss for the year	(746,127)	(1,502,229)

Individual Financial Statements / Statements of Cash Flows – Indirect Method
(In Thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2013 to 12/31/2013	01/01/2012 to 12/31/2012
6.01	Net cash used in operating activities	246,965	(228,568)
6.01.01	Cash flows from operating activities	822,973	1,414,977
6.01.01.01	Depreciation and amortization	-	89
6.01.01.02	Deferred taxes	(10,354)	493
6.01.01.03	Equity in subsidiaries	593,592	1,333,033
6.01.01.04	Share-based payments	5,481	10,652
6.01.01.05	Exchange and monetary variations, net	197,579	84,820
6.01.01.06	Interest on loans and financial leases	135,217	107,324
6.01.01.07	Unrealized results of hedge	30,315	-
6.01.01.08	Interest paid	(130,523)	(117,960)
6.01.01.09	Income tax paid	-	(3,474)
6.01.01.12	Write-off property, plant and equipment, intangible and assets held for sale	1,666	-
6.01.02	Changes assets and liabilities	220,539	(130,630)
6.01.02.01	Deposits	(1,622)	(6,483)
6.01.02.02	Prepaid expenses and recoverable taxes	3,769	(176)
6.01.02.03	Suppliers	3,723	(6,307)
6.01.02.04	Tax obligations	(415)	3,314
6.01.02.05	Other obligations	2,106	2,867
6.01.02.06	Other assets	10,304	(17,317)
6.01.02.07	Financial applications used for trading	173,889	(106,528)
6.01.02.08	Dividends received through subsidiary	28,283	-
6.01.02.09	Salaries, wages and benefits	502	-
6.01.03	Other	(796,547)	(1,512,915)
6.01.03.01	Net loss for the year	(796,547)	(1,512,915)
6.02	Net cash used in investing activities	239,740	(116,085)
6.02.02	Restricted cash	(19,945)	(264)
6.02.03	Property, plant and equipment	-	(115,821)
6.02.05	Advance for future capital increase	(223,044)	-
6.02.06	Credit with related parties	484,301	-
6.02.07	Capital increase on subsidiary	(1,572)	-
6.03	Net cash generated by financing activities	(390,057)	359,413
6.03.02	Payments of loans and leases	(15,000)	(44,252)
6.03.03	Credit with related parties	(380,177)	385,749
6.03.04	Advances for future capital increase	-	579
6.03.06	Capital increase	1,885	-
6.03.08	Disposal of treasury shares	3,235	17,337
6.05	Net increase in cash and cash equivalents	96,648	14,760
6.05.01	Cash and cash equivalents at beginning of the year	247,145	232,385
6.05.02	Cash and cash equivalents at end of the year	343,793	247,145

Individual Financial Statements / Statements of Changes in Equity – From 01/01/2013 to 12/31/2013
(In Thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening balance	2,499,689	73,527	(1,771,806)	(68,582)	732,828
5.03	Adjusted balance	2,499,689	73,527	(1,771,806)	(68,582)	732,828
5.04	Shareholders capital transactions	1,885	656,157	-	-	658,042
5.04.08	Share-based payments	1,885	-	-	-	1,885
5.04.09	Treasury shares sold	-	3,235	-	-	3,235
5.04.10	Change on equity through public offering	-	611,130	-	-	611,130
5.04.11	Special goodwill reserve	-	41,792	-	-	41,792
5.05	Total comprehensive result	-	6,183	(796,547)	50,420	(739,944)
5.05.01	Net loss for the year	-	-	(796,547)	-	(796,547)
5.05.02	Other comprehensive income	-	6,183	-	50,420	56,603
5.05.02.06	Other comprehensive income	-	-	-	50,420	50,420
5.05.02.07	Adjustment for current year	-	6,183	-	-	6,183
5.07	Closing balance	2,501,574	735,867	(2,568,353)	(18,162)	650,926

Individual Financial Statements / Statement of Changes in Equity – From 01/01/2012 to 12/31/2012

(In Thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening balance	2,316,500	228,147	(259,468)	(79,268)	2,205,911
5.03	Adjusted balance	2,316,500	228,147	(259,468)	(79,268)	2,205,911
5.04	Shareholders capital transactions	183,189	17,337	577	-	201,103
5.04.01	Capital increase	183,189	-	-		183,189
5.04.05	Treasury shares sold	-	17,337	-	-	17,337
5.04.06	Dividends	-	-	577	-	577
5.05	Total comprehensive result	-	-	(1,512,915)	10,686	(1,502,229)
5.05.01	Net loss for the year	-	-	(1,512,915)	-	(1,512,915)
5.05.02	Other comprehensive income		-	-	10,686	10,686
5.06	Changes on shareholder’s equity		(171,957)			(171,957)
5.06.04	Capital increase by share-based payments	-	(183,189)	-	-	(183,189)
5.06.05	Share-based payments	-	10,653	-	-	10,653
5.04.06	Advances for future capital increase	-	579	-	-	579
5.07	Closing balance	2,499,689	73,527	(1,771,806)	(68,582)	732,828

Individual Financial Statements / Statements of Value Added

(In thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2013 to 12/31/2013	01/01/2012 to 12/31/2012
7.01	Revenues	116,710	36,802
7.01.02	Other income	116,710	36,802
7.01.02.01	Other income operation	116,710	36,802
7.02	Acquired from third parties	(18,506)	(2,168)
7.02.02	Materials, energy, third-party services and other	(18,506)	(2,168)
7.03	Gross value added	98,204	34,634
7.04	Retentions	-	(89)
7.04.01	Depreciation, amortization and exhaustion	-	(89)
7.05	Added value produced	98,204	34,545
7.06	Value added received in transfer	(570,281)	(1,292,604)
7.06.01	Equity in subsidiaries	(593,592)	(1,333,033)
7.06.02	Finance income	23,311	40,429
7.07	Total wealth for distribution (distributed)	(472,077)	(1,258,059)
7.08	Wealth for distribution (distributed)	(472,077)	(1,258,059)
7.08.01	Employees	7,292	12,326
7.08.02	Taxes	(2,869)	5,396
7.08.03	Third party capital remuneration	320,047	237,134
7.08.03.03	Other	320,047	237,134
7.08.03.03.01	Financiers	320,047	237,134
7.08.04	Return on own capital	(796,547)	(1,512,915)
7.08.04.03	Loss for the year	(796,547)	(1,512,915)

Consolidated Financial Statements / Statement of Financial Position – Assets

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 12/31/2013	Prior Year 12/31/2012
1	Total assets	10,638,448	9,027,098
1.01	Current assets	3,565,709	2,087,983
1.01.01	Cash and cash equivalents	1,635,647	775,551
1.01.02	Short-term investments	1,244,034	585,035
1.01.02.01	Short-term investments fair value	1,244,034	585,035
1.01.02.01.03	Restricted cash	88,417	7
1.01.02.01.04	Short-term investments	1,155,617	585,028
1.01.03	Trade receivables	324,821	325,665
1.01.04	Inventories	117,144	138,039
1.01.06	Recoverable taxes	52,124	110,999
1.01.07	Prepaid expenses	80,655	62,328
1.01.08	Other current assets	111,284	90,366
1.01.08.01	Other non-current assets	-	2,575
1.01.08.01.02	Deposits	-	2,575
1.01.08.03	Others	111,284	87,791
1.01.08.03.03	Other credits	62,350	68,921
1.01.08.03.04	Rights on derivatives transactions	48,934	10,696
1.01.08.03.05	Assets held for sale	-	8,174
1.02	Noncurrent assets	7,072,739	6,939,115
1.02.01	Long-term assets	1,606,390	1,353,385
1.02.01.06	Deferred and recoverable taxes	561,694	433,353
1.02.01.07	Prepaid expenses	26,526	35,456
1.02.01.09	Other noncurrent assets	1,018,170	884,576
1.02.01.09.03	Restricted cash	166,039	224,517
1.02.01.09.04	Deposits	847,708	654,621
1.02.01.09.05	Other credits	4,423	5,438
1.02.03	Property, plant and equipment	3,772,159	3,885,799
1.02.03.01	Property, plant and equipment in operation	1,596,462	1,661,763
1.02.03.01.01	Other fligh equipments	987,310	1,008,972
1.02.03.01.02	Advances for property, plant and equipment acquisition	467,763	481,289
1.02.03.01.04	Others	141,389	171,502
1.02.03.02	Property, plant and equipment under leasing	2,175,697	2,224,036
1.02.03.02.01	Property, plant and equipment under financial leasing	2,175,697	2,224,036
1.02.04	Intangible	1,694,190	1,699,931
1.02.04.01	Intangible	1,151,888	1,157,629
1.02.04.02	Goodwill	542,302	542,302

Consolidated Financial Statements / Statement of Financial Position – Liabilities

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 12/31/2013	Prior Year 12/31/2012
2	Total liabilities	10,638,448	9,027,098
2.01	Current liabilities	3,446,791	4,061,693
2.01.01	Salaries, wages and benefits	233,584	207,518
2.01.01.02	Salaries, wages and benefits	233,584	207,518
2.01.02	Suppliers	502,919	480,185
2.01.03	Taxes payable	94,430	73,299
2.01.04	Short-term debt	440,834	1,719,625
2.01.05	Other liabilities	1,975,553	1,401,116
2.01.05.02	Others	1,975,553	1,401,116
2.01.05.02.04	Tax and landing fees	271,334	240,739
2.01.05.02.05	Advance ticket sales	1,219,802	823,190
2.01.05.02.06	Customer loyalty programs	195,935	124,905
2.01.05.02.07	Advances from customers	167,759	93,595
2.01.05.02.08	Other liabilities	90,408	61,935
2.01.05.02.09	Liabilities from derivative transactions	30,315	56,752
2.01.06	Provisions	199,471	179,950
2.02	Noncurrent liabilities	5,973,157	4,232,577
2.02.01	Long-term debt	5,148,551	3,471,550
2.02.02	Other liabilities	541,703	461,147
2.02.02.02	Others	541,703	461,147
2.02.02.02.03	Customer loyalty programs	456,290	364,307
2.02.02.02.04	Advances from customers	3,645	-
2.02.02.02.05	Tax obligations	61,038	47,597
2.02.02.02.06	Other liabilities	20,730	49,243
2.02.04	Provisions	282,903	299,880
2.03	Consolidated equity	1,218,500	732,828
2.03.01	Capital	2,356,295	2,354,410
2.03.01.01	Issued capital	2,501,574	2,499,689
2.03.01.02	Cost on issued shares	(145,279)	(145,279)
2.03.02	Capital reserves	156,688	105,478
2.03.02.01	Premium on issue of shares	32,387	32,200
2.03.02.02	Special reserve	70,979	29,187
2.03.02.05	Treasury shares	(32,116)	(35,164)
2.03.02.07	Share-based payments	85,438	79,255
2.03.05	Accumulated losses	(2,455,025)	(1,658,478)
2.03.06	Equity valuation adjustments	592,968	(68,582)
2.03.06.01	Other comprehensive income	(18,162)	(68,582)
2.03.06.02	Change on equity through public offer	611,130	-
2.03.09	Participation of non-controlling Company’s shareholders	567,574	-

Consolidated Financial Statements /Statements of Operations

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2013 to 12/31/2013	01/01/2012 to 12/31/2012
3.01	Sales and services revenue	8,956,212	8,103,559
3.01.01	Passenger	8,122,161	7,159,987
3.01.02	Cargo and other	834,051	943,572
3.02	Cost of sales and services	(7,476,409)	(7,901,621)
3.03	Gross profit	1,479,803	201,938
3.04	Operating expenses	(1,213,814)	(1,107,551)
3.04.01	Selling expenses	(725,439)	(630,587)
3.04.01.01	Marketing expenses	(725,439)	(630,587)
3.04.02	General and administrative expenses	(605,085)	(457,005)
3.04.04	Other operating income	116,710	(19,959)
3.05	Income (loss) before income taxes and financial result	265,989	(905,613)
3.06	Financial result	(919,216)	(679,209)
3.06.01	Financial income	602,524	370,214
3.06.01.01	Financial income	602,524	370,214
3.06.02	Financial expenses	(1,521,740)	(1,049,423)
3.06.02.03	Exchange variation, net	(1,031,644)	(284,571)
3.06.02.04	Financial expenses	(490,096)	(764,852)
3.07	Loss before income taxes	(653,227)	(1,584,822)
3.08	Income tax (expenses)	(71,363)	71,907
3.08.01	Current	(96,807)	(6,553)
3.08.02	Deferred	25,444	78,460
3.09	Net loss from continuing operations	(724,590)	(1,512,915)
3.11	Net loss for the year	(724,590)	(1,512,915)
3.11.01	Attributable to Company’ shareholders	(796,547)	(1,512,915)
3.11.02	Attributable to non-controlling Company’ shareholders	71,957	-

Consolidated Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2013 to 12/31/2013	01/01/2012 to 12/31/2012
4.01	Net loss for the year	(724,590)	(1,512,915)
4.02	Other comprehensive income	50,420	10,686
4.02.02	Cash flow hedges	76,395	16,191
4.02.03	Tax effect	(25,975)	(5,505)
4.03	Comprehensive loss for the year	(674,170)	(1,502,229)
4.03.01	Attributable to Company’ shareholders	(746,127)	(1,502,229)
4.03.02	Attributable to non-controlling Company’ shareholders	71,957	-

Consolidated Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2013 to 12/31/2013	01/01/2012 to 12/31/2012
6.01	Net cash provided by operating activities	403,881	133,293
6.01.01	Cash flows from operating activities	1,631,762	1,396,268
6.01.01.01	Depreciation and amortization	560,966	519,631
6.01.01.02	Allowance for doubtful accounts	4,389	5,662
6.01.01.03	Provisions for judicial deposits	21,125	16,996
6.01.01.05	Provisions for inventory obsolescence	(5,364)	(609)
6.01.01.06	Deferred taxes	(25,444)	(78,460)
6.01.01.07	Shared-based payments	7,088	10,652
6.01.01.08	Exchange and monetary variations, net	598,592	279,541
6.01.01.09	Interest on loans	248,843	268,415
6.01.01.10	Unrealized hedge results	(28,872)	(4,733)
6.01.01.11	Restructuring provision	-	36,978
6.01.01.12	Mileage program	163,013	202,498
6.01.01.13	Write-off property, plant and equipment and intangible assets	19,453	56,825
6.01.01.15	Provision for participation in results	51,950	-
6.01.01.16	Impairment losses	16,023	82,872
6.01.02	Changes in assets and liabilities	(503,291)	249,940
6.01.02.01	Accounts receivable	(3,545)	22,807
6.01.02.02	Inventories	26,259	13,593
6.01.02.03	Deposits	(116,336)	18,198
6.01.02.04	Prepaid expenses, insurance and recovery taxes	(7,983)	106,215
6.01.02.05	Other assets	12,911	(27,295)
6.01.02.06	Suppliers	22,734	65,622
6.01.02.07	Advanced ticket sales	396,612	78,447
6.01.02.08	Advances from customers	77,809	63,343
6.01.02.09	Salaries, wages and benefits	(25,884)	(42,512)
6.01.02.10	Taxes and landing fees	30,595	50,710
6.01.02.11	Taxes payable	115,187	(64,717)
6.01.02.12	Provisions	(159,909)	12,565
6.01.02.13	Other liabilities	(12,658)	(54,463)
6.01.02.14	Interest paid	(257,283)	(374,798)
6.01.02.15	Income tax paid	(80,615)	(4,058)
6.01.02.16	Obligations from derivative operations	49,404	(37,756)
6.01.02.17	Financial aplications	(570,589)	424,039
6.01.03	Others	(724,590)	(1,512,915)
6.01.03.01	Loss for the year, net	(724,590)	(1,512,915)
6.02	Net cash used in investing activities	(318,936)	(590,443)
6.02.02	Restricted cash	(29,932)	(115,429)
6.02.03	Property, plant and equipment	(237,982)	(454,242)
6.02.04	Intangible	(51,035)	(20,772)
6.02.05	Cash from incorporation	13	-
6.03	Net cash generated by financing activities	807,162	(4,381)
6.03.01	Loan funding	403,984	312,401
6.03.02	Capital increase in subsidiary	1,095,772	-
6.03.03	Loan payment	(437,784)	(223,374)
6.03.04	Dividends and interest on capital	(21,080)	-
6.03.05	Capital increase	1,885	-
6.03.06	Payments of financial leases	(238,850)	(111,324)
6.03.07	Disposal of treasury shares	3,235	17,337
6.03.08	Advances for future capital increase	-	579
6.04	Exchange variation on cash and cash equivalents	(32,011)	6,795
6.05	Net increase (decrease) in cash and cash equivalents	860,096	(454,736)
6.05.01	Cash and cash equivalents at beginning of the year	775,551	1,230,287
6.05.02	Cash and cash equivalents at end of the year	1,635,647	775,551

Consolidated Financial Statements / Statements of Changes in Equity – From 01/01/2013 to 12/31/2013

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, Options Granted and Treasury Shares	Accumulated Losses	Other Comprehensive Income	Total Consolidated Equity	Non-controlling Interests	Total Consolidated Equity
5.01	Opening balance	2,499,689	(39,801)	(1,658,478)	(68,582)	732,828	-	732,828
5.03	Adjusted opening balance	2,499,689	(39,801)	(1,658,478)	(68,582)	732,828	-	732,828
5.04	Shareholders capital transactions	1,885	662,340	-	-	664,225	495,617	1,159,842
5.04.05	Treasury shares sold	-	3,235	-	-	3,235	-	3,235
5.04.06	Dividends and interest on capital paid by subsidiary	-	-	-	-	-	(21,080)	(21,080)
5.04.08	Share-based payments	1,885	-	-	-	1,885	-	1,885
5.04.09	Change on equity through public offer	-	611,130	-	-	611,130	484,642	1,095,772
5.04.10	Capital reserves	-	41,792	-	-	41,792	31,150	72,942
5.04.11	Share-based payments	-	6,183	-	-	6,183	905	7,088
5.05	Total comprehensive income	-	-	(796,547)	50,420	(746,127)	71,957	(674,170)
5.05.02	Other comprehensive income, net	-	-	(796,547)	50,420	(746,127)	71,957	(674,170)
5.05.02.06	Net loss for the year	-	-	(796,547)	-	(796,547)	71,957	(724,590)
5.05.02.07	Other comprehensive results, net	-	-	-	50,420	50,420	-	50,420
5.07	Closing balance	2,501,574	622,539	(2,455,025)	(18,162)	650,926	567,574	1,218,500

Consolidated Financial Statements / Statement of Changes in Equity – From 01/01/2012 to 12/31/2012

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital Reserves, Options Granted and Treasure Shares	Accumulated losses	Other Comprehensive Income	Equity	Total non-controlling interests	Consolidated Equity
5.01	Opening balance	2,316,500	114,819	(146,140)	(79,268)	2,205,911	-	2,205,911
5.03	Adjusted balance	2,316,500	114,819	(146,140)	(79,268)	2,205,911	-	2,205,911
5.04	Shareholders capital transactions	183,189	17,337	577	-	201,103	-	201,103
5.04.01	Capital increase	183,189	-	-	-	183,189	-	183,189
5.04.05	Treasury shares sold	-	17,337	-	-	17,337	-	17,337
5.04.06	Dividends	-		577	-	577	-	577
5.05	Total comprehensive income	-	-	(1,512,915)	10,686	(1,502,229)	-	(1,502,229)
5.05.01	Net loss for the year	-	-	(1,512,915)	-	(1,512,915)	-	(1,512,915)
5.05.02	Other comprehensive income	-	-	-	10,686	10,686	-	10,686
5.06	Changes in shareholder’s equity	-	(171,957)	-	-	(171,957)	-	(171,957)
5.06.04	Capital increase by share-based payments	-	(183,189)			(183,189)		(183,189)
5.06.05	Share-based payments	-	10,653	-	-	10,653	-	10,653
5.06.06	Advances for future capital increase	-	579	-	-	579	-	579
5.07	Closing balance	2,499,689	(39,801)	(1,658,478)	(68,582)	732,828	-	732,828

Consolidated Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2013 to 12/31/2013	01/01/2012 to 12/31/2012
7.01	Revenues	9,592,642	8,556,193
7.01.02	Other income	9,597,031	8,553,294
7.01.02.01	Passengers, cargo and other	9,480,321	8,516,492
7.01.02.02	Other operating income	116,710	36,802
7.01.04	Allowance (reversal) for doubtful accounts	(4,389)	2,899
7.02	Acquired from third parties	(6,205,496)	(6,140,971)
7.02.02	Supplies, power, outside services and other	(2,017,243)	(1,879,254)
7.02.04	Other	(2,549,135)	(4,261,717)
7.02.04.01	Fuel and lubrificants	(3,656,361)	(3,808,260)
7.02.04.02	Aircraft insurance	(20,222)	(26,875)
7.02.04.03	Sales and advertising	(511,670)	(426,582)
7.03	Gross value added	3,387,146	2,415,222
7.04	Retentions	(560,966)	(519,631)
7.04.01	Depreciation, amortization and exhaustion	(560,966)	(519,631)
7.05	Added value produced	2,826,180	1,895,591
7.06	Value added received in transfer	602,524	370,214
7.06.02	Finance income	602,524	370,214
7.07	Total wealth for distribution	3,428,704	2,265,805
7.08	Wealth for distribution	3,428,704	2,265,805
7.08.01	Employees	1,270,139	1,302,657
7.08.02	Taxes	590,265	782,309
7.08.03	Third-party capital remuneration	2,220,933	1,693,754
7.08.03.03	Other	2,220,933	1,693,754
7.08.03.03.01	Financiers	1,521,740	1,049,723
7.08.03.03.02	Lessors	699,193	644,031
7.08.04	Return on own capital	(652,633)	(1,512,915)
7.08.04.02	Dividends paid	21,267	-
7.08.04.03	Loss from the year	(724,590)	(1,512,915)
7.08.04.04	Non-controlling interests	50,690	-

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

1.       General Information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in controlling its wholly-owned subsidiary (i) VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (a) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (b) complementary activities of air transport service provided in its bylaws; and (ii) Smiles S.A., which mainly operates: (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, GLAI is the direct parent Company of the subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”). Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and indirect parent Company of the subsidiary Webjet Linhas Aéreas S.A. ("Webjet").

GAC was established on March 23, 2006, according to the laws of the Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides financial support for its operating activities and settlement of obligations.

Gol Finance was incorporated on March 16, 2006, in accordance with the laws of the Cayman Islands, and its activity is related to fundraising for finance for aircraft acquisition.

On April 9, 2007, the Company acquired VRG, which operates domestic and international flights and provides regular and non-regular air transportation services from/to the main destinations in Brazil, South America and the Caribbean.

On February 28, 2011, the subsidiary VRG constituted a Participation Account Company (“SCP BOB”) engaged in developing and operating on-board sales of food and beverages in domestic flights. VRG has 50% participation in the share capital of the Company, which started to operate in September, 2011.

On August 1, 2011, the subsidiary VRG acquired the entire share capital of Webjet, an airline with registered office in Rio de Janeiro. The operation was approved by the regulatory authorities: (i) ANAC on October 3, 2011 and (ii) Administrative Council for Economic Defense (“CADE”) on October 10, 2012.

On November 23, 2012, the Company started the process of discontinuance of the Webjet trademark, along with the ending of its operational activities, being VRG, from that date, responsible for all the flight transportation services, passengers and customers assistance for Webjet. For further details, see Note 11.

On April 27, 2012, the subsidiary VRG constituted a participation account company ("SCP Trip") in order to develop, produce and explore the Gol magazine (“Revista Gol”), distributed free on the Company flights. The participation of VRG is equivalent to 60% of the SCP TRIP.

On February 28, 2013, the Gol Dominicana Lineas Aereas SAS was established according to the laws of the Dominican Republic, headquarted in Santo Domingo and its direct subsidiary of GLAI. The Gol Dominicana Linhas Aéreas S.A. is currently in pre-operational phase.

Gol LuxCo S.A. was established and headquarted according to the laws of Luxemburg, on June 21, 2013. The Gol LuxCo is a wholly-owned subsidiary and its activities are related to fundraising for several operating activities.

In December 2012, the Company announced the segregation of the activities related to the "Smiles" program, previously conducted by its subsidiary VRG, which began to be conducted by Smiles S.A., a Company incorporated on June 10, 2012 and which started its operations in 2013. In April 2013, Smiles S.A. completed its public offer of primary shares, initiating the trading of its shares on the BM&F Bovespa. This event led to the issue of 52,173,912 common shares with a price per share settled at R$21.70, in a total amount of R$1,095,772, net of issue costs of R$36,402. The Company currently holds 57.3% of Smiles S.A.’s shares, maintaining its position as the controller shareholder.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The gains from the reduction of the equity interest in Smiles S.A. as of December 31, 2013 are R$611,130 and are registered in equity.

The Smiles Program allows the accumulation of miles that can be redeemed for products or services from various partners. Miles are issued by the Smiles Program to: (a) award participant passengers through the loyalty program of VRG; (b) miles sales to banks that reward their clients in accordance with credit card expenses; and (c) miles sales to retail and entertainment customers, individuals and airline partners.

On October 8, 2013, the Company’ subsidiary Smiles S.A. signed an investment agreement for the acquisition of 25% of the capital of Netpoints, that operates in the customers loyalty program of retail stores. On January 21, 2014, the Administrative Council for Economic Defense ("CADE") approved the transaction, enabling the agreement closure. The payment for the acquisition of 25% in the amount of R$25,000 will occur in 04 (four) equal installments, and on February 10, 2014 Smiles S.A paid the amount related to the first installment of R$6,250. The other installments will be paid by May 07, 2014, August 07, 2014 and November 07, 2014, restated by the IGP-M index variation until the date of each payment. The transaction also provides the option to acquire 50% plus one share of Netpoints, which may be exercised after the end of 2018.

On December 31, 2013, the Company incorporated its non-controlling shareholder G.A. Smiles Participações S.A. in order of simplify and modernize its corporate structure. The incorporation was made based on the book value of its equity as of December 31, 2013, and the transaction did not result in a capital increase and/or grant of new shares. The goodwill for tax pourposes of R$214,534 resulted in a tax credit of R$72,942, with the counterpart registered in a special reserve of goodwill in equity and such was recorded at the moment of the incorporation and such incorporation was approved by its subsidiary’s Extraordinary General Meeting; the portion of such special reserve attributed to the Company in the amount of R$41,792 relates to its percentage holding in Smiles’ capital of 57.3%.

The Company’s shares are traded on the New York Stock Exchange (“NYSE”) and on the São Paulo Stock Exchange (“BOVESPA”). The Company entered into an agreement for adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange (“BOVESPA”), and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to adopt differentiated corporate governance practices.

2.                      Approval and summary of significant accounting policies applied in preparing the financial statements

These financial statements were authorized for issuance at the Board of Directors’ meeting held on March 25, 2014. The Company’s registered office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

2.1. Declaration of conformity

The Company’s financial statements comprise:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

• The consolidated financial statements, prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board - IASB and the accounting practices adopted in Brazil, identified as Consolidated - IFRS; and

• The individual financial statements of the Parent Company, prepared in accordance with accounting practices adopted in Brazil, identified as Individual.

The accounting practices adopted in Brazil comprise those included in the Brazilian corporate law and the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee - “CPC” and approved by the Securities Comission – “CVM”.

The individual financial statements, prepared for statutory purposes, present the measurement of investments in subsidiaries and jointly controlled companies based on the equity method, according to prevailing Brazilian legislation. Accordingly, these individual financial statements are not compliant with the IFRSs, which require the measurement of investments in separate financial statements of the parent company at fair value or cost.

The Company elected to present these individual and consolidated financial statements in one single set, side by side, because there is no difference between the individual and consolidated’s equity and net income (loss).

2.2 Basis of preparation

These financial statements were prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value in accordance with accounting practices described below.

These Financial Statements were prepared using Brazilian Real as the functional and reporting currency.

The summary of significant accounting policies adopted by the Company and its subsidiaries are as follows:

a)         Basis of consolidation

The consolidated financial statements comprise Gol Linhas Aéreas Inteligentes S.A. and its direct and indirect subsidiaries, as presented below:

	Location	Type of control	% of capital stock
			12/31/2013	12/31/2012
VRG	Brazil	Direct	100%	100%
GAC Inc. (*)	Cayman Islands	Direct	100%	100%
Gol Finance (*)	Cayman Islands	Direct	100%	100%
Webjet	Brazil	Indirect	100%	100%
SCP BOB (**)	Brazil	Indirect	50%	50%
SCP Trip (**)	Brazil	Indirect	60%	60%
Smiles (***)	Brazil	Direct	57.3%	100%
Gol Dominicana	Dominican Republic	Direct	100%	-
Gol LuxCo (*)	Luxemburg	Direct	100%	-

(*) Since the entities are extensions of the Company, are presented with the Brazilian Real being the functional currency in the individual and consolidated financial statements.

(**) Since the operations are joint ventures the assets, liabilities and income or loss are consolidated according to the Company’s percentage share.

(***)  The Company had no operating activity as of December 31, 2012.

The accounting policies were applied consistently in all the consolidated entities and are consistent with those used in previous years. All the transactions, balances, income and expenses between the entities are fully eliminated in the consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The investments that its subsidiary VRG has in its off-shore subsidiaries (South America, Caribean and United States) are fully eliminated.

b)         Cash and cash equivalents

In this line are classified the bank deposits and short term investments with maturities of less than 90 days (or with no deadlines for redemption) which have high liquidity and are readily convertible into an amount of cash and have an insignificant risk of value changes, measured at fair value through income.

c)         Restricted cash

Consist of investments measured at fair value through profit and loss, deposited in guarantee and linked to securities, and short and long term debt.

d)         Financial assets and financial liabilities

Consist of non-derivate financial investments and include investments in debt instruments, accounts receivable and other receivables, interest-bearing loans borrowings, other accounts payable and other debts.

The measurement of initial recognition of financial assets and liabilities is as follows:

Non-derivate financial instrument	Initial recognition
Asset	Fair value
Liability	Fair value except direct costs from issue *

* Except financial instruments measured at fair value through the result, whose costs are recognized directly in profit or loss for the year.

After initial recognition, are measured in each balance sheet with the pre-defined classification, based on the purposes for which they were acquired or issued, as described below:

i.          Financial assets measured at fair value through profit or loss: include financial assets held for trading (i.e., acquired primarily for the purpose of sale in the short term). Interest, inflation adjustment, foreign exchange changes and changes arising from the adjustment to fair value are recognized in profit or loss under financial income or financial expenses, when earned or incurred. The Company has short-term investments classified as cash equivalents under this category.

ii.    Held-to-maturity financial assets: financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intention and ability to hold to maturity. These are measured at amortized cost after initial recognition under the effective interest method, less possible impairment losses, when applicable, and changes are recognized in profit or loss, as financial income or financial expenses, when earned or incurred. The Company does not have financial assets classified under this category.

iii. Loans and receivables: with fixed or determinable payments that are not quoted in an active market which are measured at amortized cost after initial recognition under the effective interest method. Interest, inflation adjustment, foreign exchange changes, less impairment losses, when applicable, are recognized in profit or loss under financial income or financial expenses, when earned or incurred. The Company has mainly bank deposits and trade accounts receivable classified under this category.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

iv. Available for sale: include financial assets not classified under the categories above, measured at fair value, and the respective gains and losses resulted by market adjustments are recognized in “Other Comprehensive Income” in shareholders' equity until the investment is sold, and any gains and losses previously accumulated are reclassified to income statement.

The Company does not hold financial assets under this category. “Short-term Investments” are comprised of assets available for sale related to foreign currency deposits (time deposits). These assets have a maturity period of more than 90 days after the investment date and their amounts are subject to significant changes.

The Company writes off a financial asset only when the contractual rights to the cash flows from the asset expire, or transfers the asset and substantially all the risks and benefits of ownership to a third party. If the Company does not transfer nor retains substantially all the risks and benefits of ownership of the financial asset, but continues to control the transferred asset, the Company recognizes the participation retained and its liabilities on the values that it will have to pay. If the Company retains substantially all the risks and benefits of ownership of the financial asset transferred, the Company continues recognizing this asset.

•                     Financial  liabilities

i. Financial liabilities measured at fair value through profit or loss: include financial liabilities that are regularly traded before maturity and liabilities at fair value through profit or loss on initial recognition, except those designated as hedge instruments. They are remeasured at fair value at every balance sheet date. Interest, inflation adjustment, foreign exchange changes and changes arising from measurement at fair value, when applicable, are recognized in the profit or loss when incurred. The Company classifies under this category derivatives not designated as an effective hedge instrument.

ii. Financial liabilities measured at amortized cost: financial liabilities that are not regularly traded before maturity. After initial recognition, they are remeasured at amortized cost using the effective interest method. Interest, inflation adjustment and foreign exchange changes, if applicable, are recognized in profit or loss when incurred. The Company recognized under this category current and noncurrent short and long term debt (including finance leases) and trade accounts payable.

e)         Trade and other receivables

Trade receivables are measured based on cost, less allowances for doubtful accounts, which approximates its fair value, due to their short-term nature.

The allowance for doubtful accounts is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears. The allowance for doubtful receivables is the difference between the book value and recoverable amount and the provision is made for all accounts overdue for more than 90 days for installment sales, travel and cargo agencies, and 180 days in respect of airline partners. Additionally, in some cases, the Company performs individual analysis.

f)         Inventories

The inventories are composed primarily of maintenance and spare parts and materials, and are stated at the lower of cost and the net realizable value. The costs of inventories are determined under the average cost method and include expenses incurred in their acquisition and transportation to their current location. The provision for inventory obsolescence is recorded when losses are probable.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

g)         Leasing

In accordance with the CPC 06 and IAS 17 "Leases", leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee, or meet the following conditions:

i. the lease transfers ownership of the asset to the lessee at the end of the lease agreement;

ii. the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable such that, at the inception of the lease, is reasonably certain that the option will be exercised;

iii. the lease term is the most part of the economic asset life, even if the title is not transferred;

iv. at the beginning of the lease, the present value of minimum lease payments represents substantially all the fair value of the leased asset;

v. the leased assets are of such a specialized nature such that only the lessee can use them without major modifications.

The amounts payable arising from finance lease installments are recognized and allocated between financial expenses and repayment of finance lease so as to achieve a stable interest rate.

The difference between the present value and the total amount of falling due installments is charged to profit or loss as financial expenses.  The corresponding obligation to the lessor is accounted for as short and long term debt. The aircraft held under finance leases, which have a purchase option at the end of the contract, are depreciated on a straight-line basis over the useful life at rates calculated to write down the cost to the estimated residual value of 20% based on market price valuations. All other aircraft recorded in property, plant and equipment, when there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term, are depreciated over the shorter of the useful life of the assets and the lease agreement.

The other leases are classified as operating leases and are recognized as an expense in the income statement on a straight-line basis over the term of the lease agreement.

•                     Sale-leaseback

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale are accounted for as follows:

i. Immediately recognized in the income statement when it is clear that the transaction is established at fair value;

ii. If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price (the gains or losses are deferred and amortized in proportion to the lease payments during the period that the assets will be used);

iii. In the event of the sale price being higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale-leaseback transactions results in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. The Company did not operate any sale-leaseback transaction that resulted in a financial lease during the year ended on December 31, 2013.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

h)         Prepaid expenses

Represent advance payments whose benefits to the Company will occur after the balance sheet date, obeying the criteria of segregation between short and long term.

i)                   Investments

Investments in subsidiaries in the separate financial statements are recorded and evaluated based on the equity method and recognized as operating income or expense in results, on the basis of the financial statements of the subsidiaries prepared on the same date, using accounting practices consistent with the Company's accounting practices. The balance of investments includes the amount measured by the equity method, the balance of the value of assets and the goodwill, that in the consolidated financial statements are presented in accordance with their nature.

j)         Property, plant and equipment

Property, plant and equipment, including rotable parts, are recorded at acquisition or construction costs, including interest and other financial charges. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of the fleet, as well as rotable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation and 737- MAX aircraft.

Assets held through finance leases are depreciated over the shorter of the expected useful life or the contractual lease term, if there is no purchase option at the end of the agreement in question.

The estimated useful life for property and equipment is disclosed in Note 16.

The Company follows the CPC 27 and IAS 16 - "Property, Plant and Equipment", and performs the capitalization of the costs relating to engine overhauls of engines. This practice establishes that costs on major maintenance (including replacement parts and labor) should be capitalized only when there is an extension of the estimated useful life of the engine. Such costs are capitalized and depreciated until the next stop for major maintenance. The expense recognized directly in the income statement refers to maintenance costs of other aircraft components or even maintenance of engines that do not extend their useful life.

Identifiable interest costs incurred on short and long term debt directly attributable to assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

The accounted value of fixed assets is analyzed in order to verify losses in recoverable value when events or changes in circumstances indicate the book value is higher than the estimated recoverable amount.

A write-off of a fixed asset item occurs after disposal or when there is no future economic benefits resulting from continued use of the asset. Any gains or losses on fixed asset sales or write-offs are determined by the difference between the values received in the sale and the asset's book value, and are recognized in the income statement.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The Company registers provisions for aircraft reconfiguration based on the return requirements, considering the costs that meet the agreement terms regarding the return conditions on engines held under operating leases.

k)         Intangible assets

There are non-monetary assets without physical property, whose book value is reviewed annually as to its recoverable amount, or when strong evidence of changes in circumstances indicates that the carrying amount may not be recoverable.

i.                    Goodwill

The goodwill value is tested annually by comparing the balance value to fair value recoverable from the cash-generating units, the operating subsidiaries VRG and Smiles (since the operations segregation). Management exercises considerable judgment to assess the impact of operating and macroeconomic changes in order to estimate the future cash flows and measure the recoverable amount of that asset. The assumptions adopted by the Company in the impairment tests are consistent with internal projections and operating plans. No impairment losses have been recorded until the present date.

ii.         Airport operating rights

Airport operating rights were acquired as part of the acquisition of VRG and of Webjet, and were capitalized at fair value at the acquisition date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements and necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of these rights is evaluated annually as to its recoverable amount or in case of changes in circumstances indicates that carrying values may not be recoverable. No impairment has been recorded until the present date.

iii.        Trademark

VRG brand name was acquired as part of the VRG acquisition and was capitalized at fair value at the acquisition date. The brand name is considered to have an indefinite useful life and, therefore, it is not amortized. The book value of the trademark is annually reviewed as to its recoverable amount or in case of changes in circumstances indicates that the book values may not be recoverable. The current circumstances of the trademark usage led the Company to register the write-off of its trademark in the income statement, as disclosed in Note 17.

iv.        Software

The costs related to the acquisition or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.

The book value of these intangibles is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. As of December 31, 2013, the Company recorded an impairment related to the discontinuance of the Integrated People Management “PeopleSoft” as described on Note 17.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

l)          Deposits

i. Aircraft and engine maintenance deposits

The Maintenance deposits refer to payments made in U.S. Dollars by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. The realization of these assets occurs substantially by the receipts of funds, according to the renegotiations with the lessors. The exchange rate variations arising from payments, net of uses for maintenance, are recognized as an expense or revenue in the financial result. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable.

Certain lease agreements establish that when the amounts previously used in maintenance services are lower than the amounts deposited, the existing deposits are not refundable. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense.

Additionally, the Company maintains agreements with some lessors to replace deposits by letters of credit, which can be claimed by the lessor if the aircraft maintenance does not occur as established with the scheduled review. Many of the aircraft lease agreements do not require maintenance deposits and have the letters of credit as a guarantee that the maintenance periods will be executed as scheduled. Until December 31, 2013, no letter of credit had been executed.

ii. Deposits in guarantee and collaterals for lease agreements

The deposits in guarantee and collaterals are represented by amounts deposited to lessors of the lease monthly payments, as required at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

m)        Foreign currency transactions

Transactions in foreign currencies are recorded at the exchange rate prevailing at the time that the transaction occurs. Monetary assets and liabilities denominated in foreign currencies are subsequently calculated based on the conversion using the exchange rate at the balance sheet date and differences resulting from the currency calculated based on conversion are recognized in the income statements under “exchange variation”.

n)         Hedge accounting

The Company and its subsidiaries contract certain financial derivatives to hedge its risks, related to the changes in oil prices (fuel), foreign exchange rates and interest rates. The derivatives may be designated to hedge accounting, and if they are designated, are classified as fair value hedges or cash flow hedges.

For classification as hedge accounting, the derivative should protect against changes in the hedged fair value or cash flow. At the beginning of the hedge transaction, the Company and its subsidiaries document the relationship between the hedge instrument and the hedged item, including risk management goals, and if the transaction will be designated for hedge accounting.

i. Fair value hedge

The changes in the fair value of hedge instruments and hedge items attributable to the hedge risk are recognized in the income statement item related to the hedged item.

ii. Cash flow hedge

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The effective part of changes in fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income and accumulated under the “Other Comprehensive Income” in shareholder’s equity. The gains or losses that are related to the ineffective portion are recognized immediately in financial results.

At the moment that the hedge item is recognized in the financial results, amounts previously recognized in other comprehensive income and accumulated in shareholder’s equity are reclassified to profit or loss under the same section of the income statement in which the item is recognized.

Hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the protection relation, (ii) the derivative instrument expires or is settled, terminated or executed, or (iii) when it no longer qualifies for hedge accounting. If the hedge accounting is discontinued, any gains or losses recognized in “Other comprehensive income” and previously accumulated in equity until that date are recognized in the income statement when the transaction is also recognized in the income statement. When the forecasted transaction is not expected anymore, the gains or losses accumulated in equity and deferred are recognized in income statement immediately.

o)         Share-based payments

The fair value of the Company equity-settled transactions with employees of stock options and restricted shares were estimated on the date of grant of the options using the Black-Scholes pricing.This fair value is recorded on a straight-line basis, according to CPC 10 (R1) – “Share-Based Payment”, as an expense in net income for the year over the vesting period, based on Management’s estimates on which options granted will become eventually vested, with a corresponding increase in shareholders’ equity. At the end of each reporting year, the Company revises its estimates of the amount of equity instruments that will be acquired. The impact of the review of the amount of stock options or restricted shares related to original estimates, if any, is prospectively recognized as profit or loss when the remaining oprtions and shares are exercised, so that the cumulative expense reflects the best (revised) estimates with a corresponding adjustment to equity in the “Share-based payments”, which registers the benefits to employees.

p)         Provisions

Provisions are recognized when the Company has a present obligation (legal or presumed) as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation.

When the Company expects some or all of the provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provisions for aircraft and engines returns follow different criteria in relation to when such expenses are recognized in income statement.

i. Aircraft return provision

For aircraft operating leases, the Company is contractually required to return the equipment in a predefined level of operational capability. In these cases, the Company accrues the cost of returning, since these are present obligations arising from past events that will generate future disbursements, whose measurement is made with reasonable assurance. These costs are primarily related to expenses of aircraft reconfiguration (interior and exterior), obtaining licenses and certifications techniques, painting, etc. according to return agreement clauses. The estimated cost is initially recorded at present value and the consideration of the provision for aircraft return is made under "other flight equipment" of fixed assets (see note 16). After initial recognition, the asset is depreciated on a straight-line basis and liabilities updated according to the discount rate with the result shown in financial results.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

ii. Engine return provisions

Are estimated based on the minimum contractual conditions that the equipment must have when returned to the lessor, considering the historical costs incurred and the conditions of the equipment at the time of evaluation. These provisions are recorded in the income statement from the time that the minimum contract requirements are reached and the next maintenance is scheduled for a date later than the date set for the return of the engine.

iii. Provision for restructuring

The restructuring is a program planned and controlled by management and that materially changes the way the company's activity is conducted. During this process, the costs necessary for the closure are measured and a provision is recognized for the amount considered to be sufficient to meet the obligations generated. For further details, see Note 24.

iv. Provision for insurance

Management keeps insurance coverage in amounts considered necessary to cover any claims, in view of the nature of the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with provisions of the Law 10744/03. The provision for insurance is represented by the Company's obligation to pay for existing policies.

v. Provisions for lawsuits

The Company is a defendant in several lawsuits and administrative proceedings. Provisions are registered for all the lawsuits that represent probable loss according to its probability, which includes the assessment of available evidence, including the opinion of internal and external legal consultants, the Company, the nature of the processes and past experiences. Management believes that these provisions are sufficient and are correctly presented in the financial statements. Provisions are calculated considering the likely settlement at the date of the financial statements and restated later, when applicable.

q)         Revenue recognition

The passenger revenue is recognized when air transportation services are actually provided to the passenger. Tickets sold but not yet used are recognized as advance ticket sales and correspond to a deferred revenue from sold tickets to be transported in a future date, net of tickets that will expire in accordance with the Company´s (breakage) expectations based on historical data.

Breakage consists of the statistical calculation, on a historical basis, of unused, expired tickets, i.e., passengers to be transported that have a high probability of not flying. The Company periodically records adjusted deferred revenues based on tickets which have actually expired.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The balance of deferred revenue also refers to tickets rescheduled by passengers. Future opportunities may significantly change the customers’ profile and the historical pattern, and such changes may result on significant changes in the deferred revenue balance as the revenue register of from this program.

Revenues from cargo shipment are recognized when transportation is provided. Other revenues include charter services, onboard sales services, tickets exchange rates, and other additional services, and are recognized when the service is provided.

r)         Assets held for sale

These are assets that can recover their value through highly probable sales transactions, and are available for immediate sale in their present condition. They are measured based on the lowest value between the fair value and the book value less selling costs. Such assets are not depreciated or amortized and once classified in this category, the sale must be completed within one year. For more details, see Note 11.

s)         Mileage program

The "Smiles Program" is designed to retain its customers through the granting of mileage credits to participants. The obligation created by the issuance of miles is measured based on the price that the miles were sold to its airline and non-airline partners, classified by the Company as the fair value of the transaction. The revenue recognition on the consolidated income or loss occurs when the Smiles Program participant, after redeem the miles and exchange it in flight tickets, is transported (see Note 29 for the specific accounting policies).

The Company’s policy is to cancel all miles contained in the accounts of customers for longer than 3 years and 11 months. The associated value for mileage credits estimated to be cancelled is recognized as revenue. The Company calculates the expiration estimate and non-use based on historical data. Future opportunities can significantly alter customer profile and the historical patterns. Such changes may result in material changes to the deferred revenue balance, as well as revenues recognized from that program.

t)         Treasury shares

Company’s own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is registered in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the book amount and the counterpart is registered under other capital reserves.

u)         Segment information

CPC 22 and IFRS 8 – “Operating Segments” require that operations by segment are identified based on internal reports which are regularly reviewed by the Company’s management in order to allocate resources to its segments and measure its performance individually.

According to the assumptions, the Company's operations have two reportable segments, as described below:

● Flight transportation: The Company’s operations are derived from its subsidiary VRG and consist in to provide air transportation services within South America and the Caribbean, and the major assets earning revenue are its aircraft. Other revenues primarily arises from cargo, Smiles mileage program, installment sales, excess baggage charges and cancellation fares, all directly attributable to air transportation services. Based on the way the Company treats its business and the manner in which resource allocation decisions are made, the Company has two operating segments for financial statements purposes. The Company’s primary reporting segments comprise of net revenue by geographic segments as described in Note 29.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

● Smiles loyalty program: The operations in this segment are represented by miles’ sales transactions to air and non-airline partners. Under this context is the program management, marketing and rights of redemption of prizes and creating and managing the database of individuals and corporations. The main cash-generating asset is its portfolio of program participants.

v)         Income taxes

The income tax and social contribution expenses are represented by the sum of current and deferred income taxes.

Current tax

The provision for income tax and social contribution is based on the years’ taxable income and tax loss carryforwards. The taxable income differs from the one reported in the income statements, since such excludes other years’ taxable or deductible revenues or expenses, and also excludes permanently nontaxable or nondeductible items. The provisions for income and social contribution taxes are calculated individually for each Company in the group based on effective rates at the end of the year.

Deferred tax

The deferred income tax is recognized on temporary differences between the balances of assets and liabilities recognized in the financial statements and tax bases used in calculation of taxable income. The deferred income tax liability is usually recognized on all taxable temporary differences and the deferred income tax asset are recognized on  all deductible temporary differences, only when it is probable that the Company will produce enough taxable income in the future so such deductible temporary differences can be used. The deferred income tax assets and liabilities are not recognized on temporary differences from the initial recognition of assets and liabilities on a transaction which does not affect the taxable or the book income.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that is not probable that sufficient taxable profits will be incurred to allow all or part of the deferred tax asset to be realized.

Defered tax related to items recognized directly in equity also has its deferred tax recognized in equity and not in the income statement. Deferred tax items are recognized in accordance with the transaction that gave rise to deferred tax in other comprehensive income or directly in equity.

Income tax and social contribution taxes, assets and liabilities, are offset when there is a legal right and intention to offset it upon the calculation of current taxes, in general as it relates to the same legal entity and the same taxation authority.

The tax credits from tax losses and negative basis of social contribution are registered based on the future tax profit expected from the indivual Company and its subsidiaries, in accordance with legal limitations.

The projections of future tax profits under tax losses and negative basis of social contribution are prepared based on the business plan, and are annually reviewed and approved by the Company’s Board of Directors.

Additionally, deferred tax liabilities are not recognized if the temporary difference is an effect arising from the goodwill initial recognition.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

w)        Main accounting estimates and assumptions adopted

The elaborating process of the Financial Statements often requires that the Management adopt assumptions, judgments and estimates that may affect the application of the policies and amounts of assets and liabilities, revenues and expenses.

The actual results may differ from the adopted estimates, since such use historical experience and some assumptions that are believed to be appropriate under the circumstances. The reviews of accounting estimates are recognized in the same period in which the assumptions are reviewed and the effects are recognized on a prospective basis.

The estimates and assumptions that have a significant risk of material adjustments on the accounted amounts of assets and liabilities are discussed below:

i. Impairment of non-financial assets

The Company assesses if there are indications of impairment for all non-financial assets at every balance sheet date, or when there is evidence that the carrying amount may not be recoverable.  The recoverable values of the cash-generating unit were determined using its value-in-use. The value-in-use is determined based on the assumption of discounted cash flows.

ii. Income taxes

The Company believes that the tax positions taken are reasonable. However, it recognizes that the authorities may question the positions taken which may result in additional liabilities for taxes and interest. The Company recognizes provisions that involve considerable judgment of the management. The provisions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax authorities, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results can differ from estimates. The analysis of the recovery of the deferred income taxes is detailed on Note 8.

iii. Property, plant and equipment and intangible assets

At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment items to determine if there is any indication that they might be impaired. If such indication exists, the recoverable amount of the asset is estimated to measure the impairment loss.  The aging of the usage of the properties is described in Note 16.

iv. Breakage

As part of the process of revenue recognition, the flight tickets issued that will not be used and the miles issued that will not be redeemed are estimated and recognized as revenue at the moment of the sale and issuance, respectively. These estimates, referred to as breakage, are reviewed annually and are based on historical data of expired flight tickets and expired miles.

v. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in the amount considered sufficient by the management in order to cover possible losses on accounts receivable arising from receivables, considering the risks involved. The Company periodically evaluates its receivables and, based on historical data, combined with risk analysis per client, registers the allowance for losses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

vi. Provisions for judicial processes

Provisions are recorded for all lawsuits that represent probable losses, according to the loss probability, which includes the assessment of available evidence, including the legal consultants’ opinion, internal and external,, the proceedings nature and past experiences. Additionally, the provisions are periodically reviewed and the management believes that the provisions recorded are sufficient, based on the probability of loss. However, significant changes in judicial decisions can have significant impacts on the Company’s financial statements.

vii. Aircraft return provision

The Company estimates the provision for aircraft returns and obsolescence considering the costs in accordance with returns conditions agreements held under operating leases, as well the costs of aircraft reconfiguration to be carried out, without purchase option, as set out in the return conditions in the leasing contracts.

viii. Engine return provision

The Company records engine return provisions estimated based on the agreement conditions which lay out the conditions in which the engine should be returned to its lessor, based on not only historical costs but also on the equipment condition at the date of the analysis.

x)         Statement of value added (“DVA”)

The purpose of this statement is to disclose the wealth created by the Company and its distribution during a certain reporting period, and is presented by the Company, as required by the Brazilian Corporate Law, as an integral part of its individual financial statements, and as additional disclosure of the consolidated financial statements, since this statement is not expected nor required by IFRS .

The DVA was prepared based on information obtained in the accounting records that serve as basis for the preparation of financial statements and in accordance with the provisions of CPC 09 – Statement of Value Added. The first part of the DVA presents the wealth created by the Company, represented by revenues (gross sales revenue, including taxes levied on sales, other revenues and the effects of the allowance for doubtful accounts), inputs purchased from third parties (cost of sales and purchases of materials, power and services from third parties, including the taxes levied on purchase, the effects of impairment and recovery of assets, and depreciation and amortization) and the value added received from third parties (equity in subsidiaries, financial income and other income). The second part of the DVA presents the distribution of wealth among employees, taxes and contributions, compensation to third parties and shareholders.

y)         Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on the acquisition date. Costs directly attributable to the acquisition are accounted for as an expense when incurred.

The assets acquired and liabilities assumed were measured at fair, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. If the consideration is lower than the fair value of net assets acquired, the difference should be recognized as a gain in the income statement.

Goodwill is measured as the excess of consideration transferred in relation to net assets acquired at fair value.After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

z)         Result per share

The basic result per share is calculated based on the net result of the year attributable to the Parent Company shareholders divided by the weighted average number of common shares outstanding.

In the diluted result per share of the Parent Company, the Company assumes the exercise of options granted to its subsidiaries and the expected values of these instruments are considered as having been received from the issue of shares at the average market price of the shares during the period. The difference between the number of issued shares and the number of shares that would have been issued at the average market price of common shares during the period was treated as the issue of ordinary shares with no counterpart.

aa)    New standards and interpretations issued and revised in 2013

i. New standards, interpretations and revisions issued and adopted in 2013:

Standard	Description	Aplicable

Amendment to IFRS 7	Disclosure - netting of financial assets and liabilities	January 01, 2013
IFRS 10	Consolidated Financial Statements	January 01, 2013
IFRS 11	Participation Agreements	January 01, 2013
IFRS 12	Disclosures of interests in other entities	January 01, 2013
IFRS 13	Fair value measurement	January 01, 2013
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income Abrangente	July 01, 2012
IAS 19 (reviewed in 2011)	Employee Benefit	January 01, 2013

•           The amendments to IFRS 7 increase the requirements of disclosure of transactions involving financial assets. These changes are intended to provide greater transparency to risk exposures when a financial asset is transferred, but the transferor still retains some level of exposure to the asset. The amendments also require the disclosure of the transfer of financial assets when they are not equally distributed in the year.

The impacts of the amendment did not affect the disclosures in the Company’s financial statements.

•           On May 2011, a package of five rules for consolidation, participation agreement, affiliated companies and disclosures was issued, including the IFRS 10, 11, 12, IAS 27 (reviewed in 2011) and IAS 28 (reviewed in 2011).

The main requirements of these five standards are described below:

a) The IFRS 10 supersedes the parts that IAS 27 consolidated financial statements address. SIC-12 Consolidation - special purpose entities was withdrawn with the issuance of IFRS 10. In accordance with IFRS 10, there is only one basis of consolidation, that is, the control.

b) The IFRS 11 supersedes IAS 31 – “Interests in Joint Ventures". IFRS 11 discusses how a participation agreement in which two or more parties have control set must be classified. SIC-13 "Joint Ventures"-non-monetary Contributions from investors was withdrawn with the issuance of IFRS 11. In accordance with IFRS 11, the participation agreements are classified as joint operations or joint ventures, based on the rights and obligations of the parties to the agreements.

c) The IFRS 12 is a standard of disclosure applicable to entities that own stakes in subsidiaries, participation agreements, affiliates and/or unconsolidated structured entities. Generally, the disclosure requirements in accordance with IFRS 12 are more comprehensive than the current standards.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

There were no effects resulting from the adoption of the IFRS 10, 11, 12, IAS 27 (reviewed in 2011) on the Company’s financial statements.

•           IFRS 13 offers a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, provides a framework for measuring fair value and requires disclosure of fair value measurements. The scope of the IFRS 13 is comprehensive, applying to items of financial and non-financial instruments, for which other IFRSs require or permit fair value measurements and disclosures of fair value measurements, except in certain cases. IFRS 13 is applicable to annual periods beginning on or after January 01, 2013.

There were no impacts due to adoption of this new regulation in the Company’s financial statements.

•           Amendments to IAS 1 allow the presentation of the result and another comprehensive result in one statement or in two separate statements. However, the change to IAS 1 requires additional disclosures in the other comprehensive income so that the items of other comprehensive income are grouped into two categories: (i) items that will not be reclassified later in the result; and (ii) items that will be reclassified later in the result based on certain conditions. The income tax on the items of other comprehensive income will be divulged in the same way. The amendments to IAS 1 are applicable to annual periods beginning on or after July 1, 2012 and did not affect the statements of comprehensive income of the Company.

•           Amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant modification refers to accounting for changes in defined benefit obligations and plan assets. The modifications require the recognition of changes in defined benefit obligations and the fair value of plan assets as they occur, and therefore the Elimination of the "corridor approach" allowed in the previous version of IAS 19 and the early recognition of past service costs. The amendments to IAS 19 are applicable to annual periods beginning on or after January 1, 2013 and demands retroactive application, except in certain circumstances.

The Company has no operations that may be impacted by the changes to IAS 19.

ii. New standards, amendments and interpretations issued in 2013 and not applied by the Company:

Standard	Description	Aplicable
Amendment to IFRS 10,12 and IAS 27	Investment entities	January 01, 2014
Amendment to IAS 32	Offsetting Financial assets and liabilities	January 01, 2014
IFRS 9	Financial Instruments	January 01, 2015
Amendment to IFRS 9 and IFRS 7	Date of mandatory application of IFRS 9 and transition disclosures	January 01, 2015

•           IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for classification and measurement of financial liabilities and for derecognition.

According to IFRS 9, entities may elect irrevocably, by presenting subsequent to the fair value of an equity investment changes (not held for trading) in other comprehensive income, with only dividend income recognized in income.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

IFRS 9 requires all recognized financial assets that are included in the scope of IAS 39 (equivalent to CPC 38) are subsequently measured at amortized cost or fair value. Specifically, debt instruments that are held according to a business model whose objective is to receive the contractual cash flows, and that have contractual cash flows that refer exclusively to payments of principal and interest on the principal amount due are generally measured at amortized cost at the end of subsequent accounting periods cost. All other debt instruments and investments in equity securities are measured at fair value at the end of subsequent periods. Additionally, in accordance with IFRS 9, entities may elect irrevocably, by presenting subsequent alterations to the fair value of an equity investment (not held for trading) in other comprehensive income, with only dividend income recognized in income.

The Company's management does not expect these amendments to IFRS 9 to have a significant effect on the disclosure in its financial statements.

•                      The amendments to IFRS 10 define an investment entity and require that the reporting entity that fits the definition of an investment entity does not consolidate its subsidiaries, but instead measure its subsidiaries at fair value through profit or loss on its individual and consolidated financial statements.

To be defined as an investment entity, the reporting entity must:

(a) obtain resources from one or more investors in exchange of professional services of investiment management;

(b) commit to its investor(s) that its corporate purpose is to invest resources only in order to obtain return on capital appreciation and investment revenue, or both; and

(c) measure and assess the performance of basically all its investments based on fair value.

There were amendments arising from IFRS 12 and IAS 27 in order to introduce the new disclosure requirements for investment entities.

The Company’s management does not expect that the amendments to investment entities affect its financial statements.

•            The amendment to IAS 32 clarifies the requirements related to assets and financial liabilities offset. Specifically, the amendment clarifies the meaning of “currently have the legal right to offset” and “simultaneous realization and settlement”.

The Company’s management does not expect that the adoption of IAS 32 amendments will result in any impact to its financial statements, since there were no assets or liabilities that qualify for compensation.

The previous amendments to IFRSs mentioned above were not yet issued by CPC. However, under the CPC and CVM commitment of updating the issued standards based on the changes and amendments issued by IASB, it is expected that these amendments will be issued by CPC and approved by CVM before the applicable mandatory date.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

CFC and CPC assumed the commitment of issuance new standards issued by IASB, and review and update of all the issued documents, in order to maintain the Brazillian accounting policies in full accordance with the international standards, for purposes of preparation and presentation of the individual financial statements of the Brazilian Companies (with the commented exception that the complete convergence is legally possible or until IASB proposes changes).

The Company can apply a new IFRS, although not yet mandatory, only when this IFRS allows its prior application, however subject to the approval of correlated pronouncement by the CPC and CVM.

3.            Cash and cash equivalents

	Individual		Consolidated (IFRS)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Cash and bank deposits	320,276	182,175	667,985	408,387
Cash equivalents	23,517	64,970	967,662	367,164
	343,793	247,145	1,635,647	775,551

As of December 31, 2013, the cash equivalents were represented by private bonds (Bank Deposit Certificates – “CDBs”), government bonds and fixed-income funds, paid at post fixed rates ranging between 95.0% and 103.0% of the Interbank Deposit Certificate Rate (“CDI”).

The cash equivalents breakdown is as follows:

	Individual		Consolidated (IFRS)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Private Bonds	19,471	-	537,196	115,891
Government Bonds	271	-	65,673	166,760
Investment Funds	3,775	64,970	364,793	84,513
	23,517	64,970	967,662	367,164

4.         Short-term investments

	Individual		Consolidated (IFRS)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Private Bonds	-	-	554,032	178,184
Government Bonds	929	-	88,596	220,778
Investment Funds	1,595	176,413	512,989	186,066
	2,524	176,413	1,155,617	585,028

Private bonds comprise of time deposits and buy-back transactions with debentures indexed to the CDI, with maturity up to 90 days, paid at a weighted average rate of 101.1% of the CDI rate.

Public bonds comprise of National Treasury Bills (“LTN”), National Financial Bills (“LFT”) and National Treasury Bills (“NTN”), paid at a weighted average rate of 99.0% of CDI rate.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Investment funds are represented primarily by government bonds LTN, NTN, LFT and private credits with first-rate financial institutions (debentures and CDBs).

5.                     Restricted cash

	Individual		Consolidated (IFRS)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Margin deposits for hedge transactions (a)	-	-	29,845	50,749
Deposits in guarantee of letter of credit - Safra (b)	-	-	75,681	72,092
Escrow deposits – Bic Banco (c)	19,917	-	57,923	10,040
Guarantee deposits of forward transactions (d)	-	-	88,410	89,038
Other deposits	292	264	2,597	2,605
	20,209	264	254,456	224,524

Current	7	7	88,417	7
Noncurrent	20,202	257	166,039	224,517

(a)      Denominated in U.S. Dollar, remunerated by libor rate (average remuneration of 0.6% p.a.).

(b)     The guarantee amount is related to Webjet’s loan (See Note 18) and guarantee note.

(c)        The amount of R$19,197 in individual comprises the consolidated balance and is related to a contractual guarantee for STJ’s PIS and COFINS proceeding, paid to GLAI as detailed in Note 24d) and existing notes guarantees.

(d)     Escrow deposits of forward transactions applied in LTN and LFT (average remuneration of 9.7% p.a.).

6.                     Trade receivable

	Consolidated (IFRS)
	12/31/2013	12/31/2012
Local currency:
Credit card administrators	74,359	92,621
Travel agencies	175,723	171,314
Installment sales	45,475	37,882
Cargo agencies	32,339	35,897
Airline partners companies	20,544	17,443
Other	21,152	33,396
	369,593	388,553
Foreign currency:
Credit card administrators	27,156	12,269
Travel agencies	11,881	5,685
Cargo agencies	1,321	393
	40,358	18,347
	409,951	406,900

Allowance for doubtful accounts	(85,101)	(80,712)
	324,850	326,188

Current	324,821	325,665
Noncurrent (*)	29	523

(*) The portion of noncurrent trade receivables is recorded in “Other receivables” in noncurrent assets and corresponds to installment sales from the Voe Fácil Program, with maturity over 360 days.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The aging list of accounts receivable is as follows:

	Consolidated (IFRS)
	12/31/2013	12/31/2012
Falling due	280,271	288,327
Overdue until 30 days	17,778	12,077
Overdue 31 to 60 days	6,864	7,659
Overdue 61 to 90 days	6,196	5,707
Overdue 91 to 180 days	5,830	9,176
Overdue 181 to 360 days	12,464	15,087
Overdue above 360 days	80,548	68,867
	409,951	406,900

The average collection period of installment sales is 8 months and a 5.99% monthly interest is charged on the receivable balance, recognized in financial result. The average collection period of the other receivables is 122 days (102 days as of December 31, 2012).

The changes in the allowance for doubtful accounts are as follows:

	Consolidated (IFRS)
	12/31/2013	12/31/2012
Balance at beginning of the year	(80,712)	(83,610)
Additions	(32,849)	(25,193)
Unrecoverable amounts	8,119	8,560
Recoveries	20,341	19,531
Balance at the end of the year	(85,101)	(80,712)

7.       Inventories

	Consolidated (IFRS)
	12/31/2013	12/31/2012
Consumables	19,601	19,882
Parts and maintenance materials	105,649	112,970
Advances to suppliers	286	15,861
Others	3,835	6,917
Provision for obsolescence	(12,227)	(17,591)
	117,144	138,039

The changes in the allowance for inventory obsolescence are as follows:

	Consolidated (IFRS)
	12/31/2013	12/31/2012
Balance at the beginning of the year	(17,591)	(18,200)
Additions	(3,702)	(325)
Write-off and reversal	9,066	934
Balance at the end of the year	(12,227)	(17,591)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

8.       Deferred and recoverable taxes

a)   Recoverable taxes

	Individual		Consolidated (IFRS)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012

ICMS (1)	-	-	32,205	24,147
Prepaid IRPJ and CSSL (2)	37,124	42,221	46,389	67,070
IRRF (3)	1,845	986	26,505	30,361
PIS and COFINS (4)	-	-	2,177	1,250
Withholding tax of public institutions	-	-	8,693	6,182
Value added tax – IVA (5)	-	-	6,544	4,744
Income tax on imports	591	248	2,741	13,579
Others	-	-	407	428
Total recoverable taxes - current	39,560 39,560	43,455	125.661 125,456	147,761

Current assets	9,991	6,693	52,124	110,999
Noncurrent assets	29,569	36,762	73,537	36,762

(1) ICMS: State tax on sales of goods and services.

(2) IRPJ: Brazilian federal income tax on taxable income.

     CSLL: social contribution on taxable income, created to sponsor social programs and funds.

(3) IRRF: withholding income tax levied on financial income from bank investments.

(4) PIS/COFINS: Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS).

(5) IVA: Value added tax on sales of goods and services abroad.

b)      Deferred taxes – long term

	GLAI			VRG		Smiles		Consolidated
	12/31/2013		12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Tax losses	39,475		32,758	394,045	394,045	-	-	433,520	426,803
Negative basis of social contribution	14,211		11,793	141,857	141,857	-	-	156,068	153,650

Temporary differences:
Mileage program	-		-	94,540	166,332	-	-	94,540	166,332
Allowance for doubtful accounts and other credits	-		-	73,200	69,784	100	-	73,300	69,784
Provision for loss on acquisition of VRG	-			143,350	143,350	-	-	143,350	143,350
Provision for legal and tax liabilities	1,219		-	48,434	36,765	36	-	49,689	36,765
Aircraft return	-		-	85,350	46,812	-	-	85,350	46,812
Derivative transactions not settled	-		-	15,727	42,007	-	-	15,727	42,007
Tax benefit due to goodwill incorporation (**)	-	-	-	-	-	72,942	-	72,942	-
Brands	-		-	-	(2,158)	-	-	-	(2,158)
Flight rights	-		-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Maintenance deposits	-		-	(140,246)	(110,327)	-	-	(140,246)	(110,327)
Depreciation of engines and parts for aircraft maintenance	-		-	(158,775)	(159,697)	-	-	(158,775)	(159,697)
Reversal of goodwill amortization	-		-	(127,659)	(102,128)	-	-	(127,659)	(102,128)
Aircraft leasing	-		-	34,764	(12,876)	-	-	34,764	(12,876)
Others (*)	93		93	94,911	51,407	4,230	-	108,813	51,500
Total deferred tax and social contribution - noncurrent	54,998		44,644	346,272	351,947	77,308	-	488,157	396,591

(*)   The portion of taxes on Smiles unrealized profit in the amount of R$9,579 is registered directly in the consolidated column.

(**) On December 31, 2013, the Company’s subsidiary Smiles S.A. operated a reversal incorporation of its shareholder G.A. Smiles Participações S.A.. The goodwill according to fiscal criteria, generated by G.A. Smiles Participações S.A. on the acquisition of Smiles S.A. was R$214,534. Consequently, the operation led to the recording of income tax and social contribution taxes of R$72,942, which will be realized proportionally to its use in 5 years, as determined on ICPC 09 R1 (Individual Financial Statements, Consolidated Financial Statements, Equity Method Application). Under the terms of the current legislation, the goodwill generated by the operation will be a deductible expense on the Income Tax and Social Contribution calculation.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The Company and its direct subsidiary VRG and indirect subsidiary Webjet have tax losses and negative basis of social contribution in the calculation of taxable income, to compensate with 30% of annual taxable profits, without time limit for expiration, in the following amounts:

	Individual (GLAI)		Direct subsidiary (VRG)		Indirect subsidiary (Webjet)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Tax losses	235,907	252,340	2,602,369	2,343,996	712,849	510,320
Negative basis of social contribution	235,907	252,340	2,602,369	2,343,996	712,849	510,320

As of December 31, 2013, the tax credits arising from tax loss carryforwards and negative social contribution basis were valued based on the reasonably expected generation of future taxable income of the parent Company and its subsidiaries, subject to legal limitations.

The forecasts of taxable income on tax losses and negative basis of social contribution are prepared based on the business plans and are annually reviewed and approved by the Company’s Board of Directors. These forecasts reflect the changes in the economic scenario, market and the ones resulting from the Management decisions, considering the following assumptions:

i.          The long-term scenario presents the continuation of the streamlining of the domestic offering strategy adopted in 2013. Based on this strategy one can observe stabilization in the aircraft’s occupancy rate aligned to yield increasing, below the estimated long-term inflation.

ii.         The Company presented a strong recovery in 20       13, which can be verified by the obtention of a positive operating result.

iii.        Regarding the costs, even with a significant macroeconomic pressure, the efforts of the Company continue to result in a cost structure which is more efficient and such can be verified based on the results achieved in 2013.

iv.        The forecasts contemplated the arrival of aircraft Boeing 737-MAX, announced in 2012. From 2018, the new aircraft will contribute to more efficient fuel consumption.

The estimated recovery of deferred tax assets was based on taxable income projections, considering the assumptions adopted for the long-term business plan preparation, besides the several financial assumptions, business and internal and external factors considered at the end of the year. Consequently, the estimates may not materialize in the future, due to the uncertainties inherent in these estimates.

The Company and its subsidiaries hold the total amount of R$1,207,382, of which R$80,208 is related to its parent Company GLAI and R$1,127,174 is related to its subsidiaries VRG and Webjet.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The forecasts of the parent Company GLAI and the indirect subsidiary Webjet did not present sufficient taxable profits to be realized over the next 10 years and, as a result, a provision was recorded for unrealizable loss tax credits of R$26,522 for GLAI and R$242,369 for Webjet. For the subsidiary VRG such forecasts indicate sufficient taxable profits for such to be realized in the next 10 years. However, due to tax losses presented during the recent years, the Administration conducted a sensitivity analysis on the forecast results, and considering significant changes in the macroeconomic scenario, registered the deferred tax assets on tax losses based on the lowest value obtained in this analysis. As a result, the Company and its subsidiaries recognized an impairment provision of R$348,903 in its subsidiary VRG related to years 2012 and 2013.

The expected annual realization of the tax credits is as follows:

	Parent Company GLAI (*)	Subsidiary VRG (*)
2015	3,166	89,700
2016	1,653	65,328
2017	3,165	102,369
2018	45,702	278,505
	53,686	535,902

(*) The estimated realization of deferred income tax and social contribution does not include deferred tax assets and liabilities calculated on temporary differences, since these are realized simultaneously with the assets and liabilities that gave rise to these differences.

The amount shown above does not contemplate the provision for losses on tax credits related to its subsidiaries GLAI and VRG.

Additionally, the Company's management remains focused on most effective actions to reduce operating costs and increase revenue, besides the improvements in the quality of services with the implementation of actions directed to improve the customer service, achievement of high levels of punctuality, and search for synergy in its operational processes. All these actions reinforce the Company's commitment to achieve sustainable levels of future profits and rectify the realization of the deferred tax asset.

The Company´s management considers that the deferred assets recognized as of December 31, 2013 arising from temporary differences will be realized when the provisions are settled and the related future events are resolved.

	Individual		Consolidated (IFRS)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Loss before income tax and social contribution	(799,596)	(1,507,743)	(653,227)	(1,584,822)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	271,863	512,633	222,097	538,839
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	(201,821)	(453,231)	-	-
Income from subsidiaries	(8,663)	(26,898)	(9,157)	(27,325)
Income tax on permanent differences and others	(12,340)	(3,812)	(13,512)	(14,093)
Nontaxable revenues (nondeductible expenses), net	981	(366)	(119,208)	(50,922)
Exchange differences on foreign investments	(49,464)	(34,953)	(41,150)	(47,252)
Unstablished benefit on tax losses and temporary differences	10,410	1,455	(110,001)	(327,340)
Refis debit (*)	(4,354)	-	(4,354)	-
Interest on own capital	(3,563)	-	2,655	-
Tax incentives	-	-	1,267	-
Revenue (expense) from income tax and social contribution	3,049	(5,172)	(71,363)	71,907

Current income tax and social contribution	(7,305)	(4,679)	(96,807)	(6,553)
Deferred income tax and social contribution	10,354	(493)	25,444	78,460
	3,049	(5,172)	(71,363)	71,907
Effective rate	(0.38%)	0,34%	10.92%	(4,54%)

(*) For further information, see Note 23.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

9.                     Prepaid expenses

	Individual		Consolidated (IFRS)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Deferred losses from sale-leaseback transactions	-	-	35,449	44,829
Prepaid hedge	-	-	1,53 2	-
Prepaid lease	-	312	27,238	15,291
Prepaid insurance	438	-	16,970	17,705
Prepaid commissions	-	-	18,509	14,605
Others	-	-	7,483	5,354
	438	312	107,181	97,784

Current	438	312	80,655	62,328
Noncurrent	-	-	26,526	35,456

During the years 2007, 2008, and 2009, the Company recorded losses from sale-leaseback transactions performed by its subsidiary GAC Inc. related to 9 aircraft in the amount of R$89,337. These losses were deferred and are being amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions is described in Note 30b.

10.                Deposits

Parent Company

a) Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to labor claims, deposited in escrow until the conclusion of the related claims. The balance of escrow deposits as of December 31, 2013 recorded as noncurrent assets was R$20,170 (R$18,548 as of December 31, 2012).

Consolidated

a) Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in U.S. Dollars for maintenance of aircraft and engines that will be used in future events as set forth in some finance lease contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

As of December 31, 2013, maintenance deposits are presented based on the net recoverable amount, whose balance classified in noncurrent assets was R$412,488 (R$2,575 and R$324,492 in current assets and noncurrent assets as of December 31, 2012, respectively).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

b) Deposits in guarantee for lease agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. Dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date. As of December 31, 2013, the balance of guarantee deposits for lease agreements, classified in noncurrent assets, is R$217,680 (R$173,313 as of December 31, 2012).

c) Escrow deposits

Deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the blocked amount in escrow is related to civil and labor claims arising on the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of December 31, 2013 the blocked amounts regarding the Varig’ succession and the third-party lawsuits are R$71,457 and R$52,343 respectively. These amounts which are included in total deposits’ and blocked escrows and as of December 31, 2013 are recorded under noncurrent assets and are presented at their net realizable value and totaled R$217,540 (R$156,816 as of December 31, 2012).

11.                Webjet’s operation restructuring

On November 23, 2012, the Company initiated the winding up of Webjet’s activities and the consequent discontinuation of its brand. The winding up of Webjet´s activities aims at the optimization of the organizational structure between the companies and unification of their operations, reducing costs and bringing new synergies.

Assets held for sale

Due to not representing a component according to IFRS 5 and CPC 31 “Noncurrent assets held for sale and discontinued operations”, with operations and cash flows that could be clearly distinguished, operationally and for  disclosure purposes in the financial statements of the Company, Webjet was not considered a "discontinued Operation". This understanding is supported by the fact that the routes previously operated by Webjet will continue to be operated by the Company.  Given that Webjet’s fleet is available for immediate sale and their sale is considered to be highly probable, the accounting balance of aircraft was reclassified in accordance with IFRS 5 and CPC 31, to the Group of "assets held for sale" and are recorded at the recoverable amount estimated by the Company as detailed below:

	12/31/2013	12/31/2012
Aircraft	7,273	12,253
Engines	11,473	11,473
Impairment of assets	(18,746)	(15,552)
	-	8,174

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

During the year ended on December 31, 2013, the Company sold one aircraft Boeing 737-300 and recorded an offset of R$1,502 under “Other Expenses, net”.

As of December 31, 2013, the Company did not hold sales contracts for the 5 remaining aircraft. Under this scenario, the Company is obliged to reclassify these aircraft to property, plant and equipment, under the requirements of CPC 31 - "Non-current Assets Held for Sale and Discontinued Operations”. The depreciation registered was R$2,561 and the impairment registered was R$4,111 as described in Note 16.

12.                Transactions with related parties

a) Loan agreements – noncurrent assets and liabilities – Parent Company

The Company maintains loan agreements, assets and liabilities, with its subsidiary VRG without interest, maturity or guarantees prescribed, as set forth below:

	Asset		Liability
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
GLAI with VRG	49,961	50,887	-	-
GAC with VRG (a)	-	-	113,741	493,918
Finance with VRG (a)	-	483,375	-	-
	49,961	534,262	113,741	493,918

(a)      The values that the Company maintains with GAC and Finance, subsidiaries abroad, are subject to exchange rate variations.

During 2013, the loan transactions between Finance and GAC with VRG (asset) were fully settled between the parties. Additionally, new loan agreements were constituted between: Finance (asset) with Gol LuxCo (liability) and Gol LuxCo (asset) with GAC (liability) in the amount of R$485,905. These transactions are eliminated by the Company, since the entities are offshore and are considered an extension of the Company’s operations. As of December 31, 2013, the updated amount related to this transaction was R$524,941.

b) Transportation services and consulting

All the agreements related to transportation and consulting services are held by the Company’ subsidiary VRG. The related parties for these services are:

i.  Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, expiring on May 31, 2015, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation).

ii.  Expresso União Ltda. for employee transportation with maturiry on April 01, 2014.

iii. União Transporte de Encomendas e Comércio de Veículos Ltda., expiring on December 29, 2015 for the operation of the Gollog franchise in Passos/MG.

iv. Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2014.

During the year ended on December 31, 2013, the subsidiary VRG recognized the total expenses related to these services of R$12,774 (R$10,636 as of December 31, 2012).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

c) Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

d) Financing contract for engine maintenance

VRG has a line of funding for maintenance of engines whose disbursement occurs through the issuance of Guaranteed Notes. The series, issued on June 29, 2012 and September 27, 2012 respectively, will mature on June 29, 2014 and 27 September 2014 and aims to support the maintenance of engines, (see details in Note 18). On March 11, 2013, VRG issued the third serie of Guaranteed Notes for maintenance of engines, with financial guarantee from the Export-Import Bank of the United States ("Ex-Im Bank"), with maturity date on March 11, 2015. During the year ended on December 31, 2013 the spending on engine maintenance conducted by Delta Air Lines was R$95,647 (R$86,577 as of December 31, 2012).

e) Trade payables – current liabilities

As of December 31, 2013, balances payable to related companies amounting to R$1,008 (R$1,019 as of December 31, 2012) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

f) Key management personnel payments

	12/31/2013	12/31/2012
Salaries and benefits	32,679	13,534
Related taxes	2,486	5,234
Share-based payments	4,836	8,306
	40,001	27,074

As of December 31, 2013, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

13.                Share-based payments

The Company has two kinds of share-based payments plans offered to the key management personnel: the Stock Option Plan and the Restricted Shares. Both plans stimulate and promote the alignment of the Company’s goals, the administrators and employees, mitigate risks in value creation for the Company resulting from the loss of their executives and strengthen the commitment and productivity of these executives to long-term results. The plans were developed to attract and retain key managers and strategic talents, linking a significant part of their equity to the value of the Company.

GLAI

a) The Stock Option Plan

The Company’s Board of Directors, within the scope of their functions and in conformity with the Company’s stock options plan, approved the grant of preferred stock options to the Company’s management and executives. For grants through 2009, the options vest at a rate of 20% per year, and can be exercised within up to 10 years after the grant date.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Due to changes in the Company’s Stock Options Plan approved by the Company’s Annual Shareholders’ Meeting held on April 30, 2010, for plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. The options under these plans may also be exercised within 10 years after the grant date.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model.The expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the stock exchange.

The date of the Board of Directors’ meetings and the assumptions utilized in the Black-Scholes option pricing model are as follows:

Stock Options Plan
Year of the option	Date of the board meeting	Total options granted	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate return	Length of the option (in years)
2005	12/09/2004	87,418	33.06	29.22	32.52%	0.84%	17.23%	10
2006	01/02/2006	99,816	47.30	51.68	39.87%	0.93%	18.00%	10
2007	12/31/2006	113,379	65.85	46.61	46.54%	0.98%	13.19%	10
2008	12/20/2007	190,296	45.46	29.27	40.95%	0.86%	11.18%	10
2009 (a)	02/04/2009	1,142,473	10.52	8.53	76.91%	-	12.66%	10
2010 (b)	02/02/2010	2,774,640	20.65	16.81	77.95%	2.73%	8.65%	10
2011	12/20/2010	2,722,444	27.83	16.07 (c)	44.55%	0.47%	10.25%	10
2012	10/19/2012	778,912	12.81	5.32 (d)	52.25%	2.26%	9.00%	10
2013	05/13/2013	802,296	12.76	6.54(e)	46.91%	2.00%	7.50%	10

(a)      In April 2010 216,673 shares were granted in addition to the 2009 plan.

(b)     In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c)      The fair value calculated for the 2011 plan was R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)     The fair value calculated for the 2012 plan was R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)      The fair value calculated for the 2013 plan was R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

The movement of existing stock options during the year to December 31, 2013 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2012	3,999,170	22.40
Options granted	802,296	12.76
Options cancelled and adjustments in estimated lost rights	(1,338,004)	27.83
Options outstanding as of December 31, 2013	3,463,462	20.66

Number of options exercisable as of December 31, 2012	1,885,116	23.05
Number of options exercisable as of December 31, 2013	2,609,906	24.39

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The range of exercise prices and the average maturity of outstanding options, as well as the intervals of exercise prices for options exercisable as of December 31, 2013 are summarized below:

Outstanding options				Exercisable options
Range of exercise prices	Outstanding options	Average remaining maturity (in years)	Average exercise price	Options exercisable	Average exercise price
33.06	4,965	2	33.06	4,965	33.06
47.3	13,220	3	47.30	13,220	47.30
65.85	14,962	4	65.85	14,962	65.85
45.46	41,749	5	45.46	41,749	45.46
10.52	20,414	6	10.52	20,414	10.52
20.65	1,097,811	7	20.65	1,097,811	20.65
27.83	1,062,175	8	27.83	1,062,175	27.83
12.81	595,150	9	12,81	354,610	12.81
12.76	613,016	9	12,76	-	12.76
12.76-65.85	3,463,462	7.94	20.66	2,609,906	24.39

b) Restricted shares

During the Extraordinary General Meeting held on October 19, 2012, the Company approved the Restricted Shares Plan. The first grants were approved at the Board of Directors´ meeting on November 13, 2012. The transfer of restricted shares will be at the end of third year from the date of grant, assuming as an acquisition condition the employee relationship up to the end of this period.

The fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, and the assumptions are listed below:

Restricted shares
Year of the share	Date of the Board Meeting	Total shares granted	The fair value of the share at grant date (In Reais)	Estimate volatility of share price	Risk-free rate of return
2012	11/13/2012	589,304	9.70	52.25%	9.0%
2013	05/13/2013	712,632	12.76	46.91%	7.5%

The movement of existing restricted shares during the period to December 31, 2013 is as follows:

Total of Shares
Restricted shares outstanding as of December 31, 2012	460,314
Restricted shares granted	712,632
Restricted shares cancelled and adjustments in estimated lost rights	(365,446)
Restricted exerciseable shares as of December 31, 2013	807,500

Until December 31, 2013 there were no restricted shares transferred to participants of the plan.

Smiles

On February 22, 2013, the Smiles’ Board of Directors, during the Extraordinary General Meeting, approved the grant of a stock options plan, which consists of an additional payment to the Company’s management and executives. On August 08, 2013, the Company’s Board of Directors approved the grant of 1,058,043 shares related to the stock option plan, of which 260,020 shares were granted to employees of its affiliate VRG.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model. The expected volatility of Smiles shares is based on the historical volatility of 252 working days of the Bovespa index, as of the trading of Smiles shares started on April 29, 2013.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The other assumptions utilized in the Black-Scholes option pricing model are as follows:

Restricted Stock Plan
Year of the share	Date of the Board Meeting	Total shares granted	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate of return	Length of the option (in years)
2013	08/08/2013	1,058,043	21.70	4.25 (a)	36.35%	6.96%	7.40%	10

(a)   The fair value calculated for the 2013 plan was R$4.84, R$4.20 and R$3.72 for the respective periods of vesting (2013, 2014 and 2015).

For the year ended on December 31, 2013, the Company recorded in shareholders ' equity a result from share-based payments in the amount of R$6,183 related to Company’s shareholders and R$905 related to its non-controlling shareholders (R$10,653 for the year ended December 31, 2012) for the plans presented above, being the corresponding entry in the income statement result classified as staff costs.

14.           Investments

Due to the changes in Law 6,404/76 introduced by Law 11,638/07, investments in foreign subsidiaries, GAC, Finance and Gol LuxCo were considered as an extension of the controller GLAI and consolidated on a line by line basis, only the subsidiaries Smiles, VRG and Gol Dominicana were considered as an investment.

The changes in the investments during the year ended December 31, 2013 are as follows:

	Gol Dominicana	VRG	Smiles	Total

Relevant information of the Company’s subsidiaries as of December 31, 2013:
Total number of shares	-	3,225,248,156	122,173,912	-
Capital	1,641	2,517,182	1,132,174	-
Interest	100.0%	100.0%	57.3%	-
				-
Total shareholder’s equity	263	313,912	1,329,056	-
Unrealized gains (a)	-	-	(18,595)	-
Adjusted shareholder’s equity (b)	263	313,912	742,886	-
Net (loss) income for the year	(1,363)	(709,774)	207,844	-
Net (loss) income for the year attributable to Company’s shareholders	(1,363)	(709,774)	117,630	-

Changes on investments:
Balance as of December 31, 2011	-	2,103,325	-	2,103,325
Equity in subsidiaries	-	(1,333,033)	-	(1,333,033)
Unrealized hedge losses	-	10,686	-	10,686
Amortization losses, net of sale leaseback (c)	-	(1,810)	-	(1,810)
Balance as of December 31, 2012	-	779,168	-	779,168

Equity in subsidiaries	(1,363)	(709,774)	117,545	(593,592)
Unrealized hedge losses	-	50,420	-	50,420
Capital gains due to public offer	-	-	611,130	611,130
Capital increase	1,572	-	-	1,572
Share-based payments (d)	-	-	702	702
Dividend	-	-	(28,283)	(28,283)
Capital reserve	-	-	41,792	41,792
Advance for future capital increase	54	222,990	-	223,044
Amortization losses, net of sale leaseback (c)	-	(1,804)	-	(1,804)
Balance as of December 31, 2013	263	341,000	742,886	1,084,149

Refers Parte superior do formulário

(a)      Refers to transactions related to revenue for redeeming miles for flight tickets for Smiles Program participants that, for consolidated financial statements purposes, only take place when the participants of the program are effectively transported by VRG.

(b)     The adjusted equity corresponds to the percentage of the equity less unrealizaed gains.

(c)      The subsidiary GAC has a net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of December 31, 2013, the net balance to be deferred is essentially part of the net investment of the Parent Company on VRG. The net balance to be deferred as of December 31, 2013 was R$27,088 (R$28,892 as of December 31, 2012). For further details, see Note 30 b.

(d)     Corresponds to the ownership portion held by the parent Company GLAI of the share-based payment registered in equity in its subsidiary Smiles S.A.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Impacts of initial public offer of shares - Smiles

The impacts arising from the Smiles’ public offer and non-controlling shareholders’ participation of 42.7% as described in Note 1, are as follows:

Smiles investment balance before public offer (b)	39,345
Capital gains through public offering	1,095,772
Equity adjusted after Smiles’ IPO, net of issuance costs	1,135,117
Parent Company GLAI participation after public offering	57.3%
Investment balance after public offering (b)	650,475
Total capital gains (a) - (b)	611,130

On April 05, 2013, the Company entered into an investment agreement with General Atlantic Service Company LLC. ("G.A.") involving the grant by the Company of options to purchase Smiles’ shares by G.A. for the equivalent of 20% of its investment on Smiles. The fair value of the transaction as of December 31, 2013was recorded in liabilities with derivative transactions, with counterpart in the income statement, as detailed in Note 31.

On October 25, 2013, G.A. tranferred the stock options held to its Parent Company G.A. Brasil V Fundo de Investimento em Participações (GAFIP), being GAFIP the holder of these instruments.

As of December 31, 2013, there were no options exercised by GAFIP under this agreement.

15.             Losses per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares, and, accordingly, basic and diluted earnings or loss per share are calculated equally for both shares.

Consequently, basic earnings or loss per share are computed by dividing income or losses by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury stock method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

	Individual and Consolidated (IFRS)
	12/31/2013	12/31/2012
Numerator
Net loss for the year attributable to Company’ shareholders	(796,547)	(1,512,915)
Diluted securities effect – Smiles (a)	(122)	-
Denominator
Weighted average number of outstanding shares (In thousands)	276,714	269,869

Adjusted weighted average number of outstanding shares and diluted presumed conversions (In thousands)	276,714	269,869
Basic loss per share	(2.879)	(5.606)
Diluted loss per share	(2.879)	(5.606)

(a) Smiles granted the Stock Options Plan to its employees on August 08, 2013. These equity instruments have a dilutive effect on earnings per share of this subsidiary, impacting, therefore, the loss considered on the basis calculation of Company’s diluted result per share, in accordance with CPC 41.

Diluted earnings or loss per share are calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares.

Diluted earnings or loss per share are calculated by considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, discussed in Note 14. However, due to the losses reported for the year ended on December 31, 2013, these instruments issued have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

16.             Property, plant and equipment

Parent Company

The balance corresponds to advances for acquisition of aircraft, related to prepayments made based on the contracts with Boeing Company to acquire 30 aircraft 737-800 Next Generation (73 aircraft as of December 31, 2012) 109 aircraft 737-MAX (82 aircraft as of December 31, 2012) in the amount of R$463,532 (R$475,336 as of December 31, 2012) and the right on the residual value of aircraft in the amount of R$427,300 (R$417,163 as of December 31, 2012), both held by the subsidiary GAC.

Consolidated

	12/31/2013				12/31/2012
	Weighted anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft under finance leases	4%	3,061,774	(886,077)	2,175,697	2,224,036
Sets of replacement parts and spares engines	4%	1,013,334	(302,997)	710,337	693,035
Aircraft reconfigurations/overhauling	30%	856,197	(569,159)	287,038	345,499
Aircraft and safety equipment	20%	2,045	(1,089)	956	873
Tools	10%	27,783	(12,456)	15,327	17,291
		4,961,133	(1,771,778)	3,189,355	3,280,734

Impairment losses (*)	-	(26,348)	-	(26,348)	(47,726)
		4,934,785	(1,771,778)	3,163,007	3,233,008

Property, plant and equipment in use
Vehicles	20%	9,662	(7,716)	1,946	2,677
Machinery and equipment	10%	48,159	(19,922)	28,237	33,155
Furniture and fixtures	10%	19,627	(11,889)	7,738	9,437
Computers and peripherals	20%	31,124	(21,463)	9,661	13,883
Communication equipment	10%	2,330	(1,220)	1,110	1,353
Facilities	10%	4,280	(3,254)	1,026	1,352
Maintenance center - Confins	10%	105,971	(36,212)	69,759	80,558
Leasehold improvements	20%	50,315	(37,073)	13,242	23,222
Construction in progress	-	8,670	-	8,670	5,865
		280,138	(138,749)	141,389	171,502
		5,214,923	(1,910,527)	3,304,396	3,404,510

Advances for aircraft acquisition	-	467,763	-	467,763	481,289

		5,682,686	(1,910,527)	3,772,159	3,885,799

(*) Refers to provisions recorded by the Company in order to present its assets according to the potential of monetary benefit generation.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment (a)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2011	2,377,234	955,306	365,067	192,863	3,890,470
Additions	31,265	395,662	256,886	14,883	698,696
Disposals	-	(81,155)	(140,664)	(1,236)	(223,055)
Assets held for sale	-	(8,174)			(8,174)
Depreciation	(184,463)	(252,667)	-	(35,008)	(472,138)
As of December 31, 2012	2,224,036	1,008,972	481,289	171,502	3,885,799
Additions	106,101	318,707	411,584	6,570	842,962
Disposals	-	(8,223)	(425,110)	(3,056)	(436,389)
Depreciation	(154,440)	(332,146)	-	(33,627)	(520,213)
As of December 31, 2013	2,175,697	987,310	467,763	141,389	3,772,159

(a) Additions primarily represent: (i) total estimated costs to be incurred relating to the reconfiguration of the aircraft when returned and, (ii) capitalized costs related to major engine overhaul.

As of December 31, 2013, the Company added R$6,672 under depreciation on its property, plant and equipment in the amount of R$2,561 and impairment offset of R$4,111 due to Webjet’s aircraft reclassification as detailed in Note 11.

17.                  Intangible assets

	Goodwill	Trademark	Airport operating licenses	Software	Total
Balance as of December 31, 2011	542,302	63,109	1,038,900	139,646	1,783,957
Additions	-	-	-	20,773	20,773
Disposals	-	-	-	(544)	(544)
Amortizations	-	-	-	(47,494)	(47,494)
Impairment	-	(56,761)	-	-	(56,761)
Balance as of December 31, 2012	542,302	6,348	1,038,900	112,381	1,699,931
Additions	-	-	-	51,035	51,035
Disposals	-	(6,348)	-	(9,675)	(16,023)
Amortizations	-	-	-	(40,753)	(40,753)
Balance as of December 31, 2013	542,302	-	1,038,900	112,988	1,694,190

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

As of December 31, 2013, the Company reassessed the value of the Varig brand considering the intent of the Administration to interrupt the brand operation, and the circumstances led the Company to expense the residual value of the asset. As a result, the amount of R$6,348 was registerd in "Other operating expenses".

As of December 31, 2013, the Company decided to discontinue the Integrated People Management "PeopleSoft" software. As a result, the amount of R$9,675 was recorded in the caption "Other operating expenses".

18.                  Short and long-term debt

	Maturity of the Contract	Effective Rate (p.a.)	Individual		Consolidated (IFRS)
			12/31/2013	12/31/2012	12/31/2013	12/31/2012
Short Term Debt
Local Currency:
Debentures IV	Sep, 2015	11.64%	-	-	-	596,451
Debentures V	Jun, 2017	11.45%	-	-	-	494,505
BNDES - Safra	-	-	-	-	-	29,888
Citibank	-	-	-	-	-	14,013
BNDES - Direct	Jul, 2017	6.02%	-	-	3,088	3,140
BDMG	Mar, 2018	10.88%	-	-	5,203	6,401
IBM	-	-	-	-	-	6,663
Working capital (*)	-	-	-	-	32,299	191,841
Interest	-	-	-	-	19,689	13,991
			-	-	60,279	1,356,893
Foreign Currency (in US$):
J.P. Morgan	Mar, 2015	1.13%	-	-	51,524	73,609
IFC	-	-	-	-	-	17,007
FINIMP	Nov, 2014	4.67%	-	-	5,838	24,179
Interest	-	-	47,488	41,980	63,360	40,285
			47,488	41,980	120,722	155,080
			47,488	41,980	181,001	1,511,973

Finance lease	Jul, 2015	5.20%	-	-	259,833	207,652
Total Short Term Debt			47,488	41,980	440,834	1,719,625

Long Term Debt
Local Currency:
Debentures IV	Sep, 2015	11.64%	-	-	597,741	-
Debentures V	Jun, 2017	11.45%	-	-	495,726	-
Safra (*)	Dec, 2015	11.11%	-	-	65,555	131,188
BNDES – Safra	-	-	-	-	-	13,938
BDMG	Mar, 2018	10.88%	-	-	15,704	20,134
BNDES - Direct	Jul, 2017	6.02%	-	-	8,001	11,098
IBM	-	-	-	-	-	20,484
			-	-	1,182,727	196,842
Foreign Currency (in US$):
J.P. Morgan	Mar, 2015	1.13%	-	-	1,540	33,656
Senior Bond I	Apr, 2017	7.63%	491,946	459,788	491,946	429,135
Senior Bond II	Jul, 2020	9.65%	691,028	601,242	691,028	601,242
Senior Bond III	Feb, 2023	11.23%	-	-	426,489	-
Perpetual Bond	-	8.75%	468,520	408,699	419,326	365,787
			1,651,494	1,469,729	2,030,329	1,429,820
			1,651,494	1,469,729	3,213,056	1,626,662

Finance lease	Jul, 2015	5.20%	-	-	1,935,495	1,844,888
Total Long Term Debt			1,651,494	1,469,729	5,148,551	3,471,550
			1,698,982	1,511,709	5,589,385	5,191,175

(*) The total amount of the Safra loan as of December 31, 2013 was R$97.854, and such holds deposits in guarantee in the amount of R$75,681 as shown in Note 5.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The maturities of long-term debt as of December 31, 2013, are as follows:

Parent Company

	Individual
	2017	After 2017	Without maturity Date	Total
Foreign Currency (in US$):
Senior Bond I	491,946	-	-	491,946
Senior Bond II	-	691,028	-	691,028
Perpetual Bond	-	-	468,520	468,520
Total	491,946	691,028	468,520	1,651,494

Consolidated

	2015	2016	2017	2018	After 2018	Without maturity date	Total
Local Currency:
BNDES - Direct	3,097	3,097	1,807	-	-	-	8,001
Safra	65,555	-	-	-	-	-	65,555
BDMG	5,058	5,058	5,058	530	-	-	15,704
Debentures	597,741	247,863	247,863	-	-	-	1,093,467
	671,451	256,018	254,728	530	-	-	1,182,727
Foreign Currency (in U.S. Dollars):
J.P. Morgan	1,540	-	-	-	-	-	1,540
Senior Bond I	-	-	491,946	-	-	-	491,946
Senior Bond II	-	-	-	-	691,028	-	691,028
Senior Bond III	-	-	-	-	426,489	-	426,489
Perpetual Bond	-	-	-	-	-	419,326	419,326
	1,540	-	491,946	-	1,117,517	419,326	2,030,329

Total	672,991	256,018	746,674	530	1,117,517	419,326	3,213,056

The fair values of senior and perpetual bonds, as of December 31, 2013, are as follows:

	Individual		Consolidated
	Book	Market (a)	Book	Market (a)
Senior Bonds	1,182,974	1,099,840	1,609,463	1,505,991
Perpetual Bond	468,520	311,135	419,326	278,466

(a)      Senior and perpetual bonds market prices are obtained through market quotations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

a) Covenants

Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$2,799,730 as of December 31, 2013 have clauses and contratual restrictions, including but not limited to those that require the Company to maintain the liquidity requirements defined  and the cover of expenses with interest.

The Company has restrictive covenants ("covenants") in its financing agreements with the following financial institutions: Bradesco and Banco do Brasil (Debentures IV e V).

As of December 31, 2013, the funding by the debentures IV and V have the following restrictive clauses: (i) net debt/EBITDAR below 3.5, and (ii) coverage of debt (CID) of at least 1.3.

The Company performs semi-annual measurements, and according to the Company's last measurements based on December 31, 2013, had the following related to index: (i) net debt/EBITDA of 3.09; and (ii) coverage of debt (CID) of 0.55. The next measurement will be performed on June 30, 2014, based on the same date.

The Company has not archive the minimum level for the restrictive clause of coverage of debt as above on December 31, 2013. However, on December 18, 2013 the Company obtained authorization (waiver) to non-declaration of anticipated and/or application of any penalty for breach of its contractual restrictive clauses. This was determined at the Company’s General Meeting of Debenture Holders of the fourth and fifth debentures issuance. As a result of this authorization, the Company was in compliance with its obligations as of the date of these financial statements.

b) Existing Loans in December 31, 2013

BNDES (Direct)

On June 27, 2012, the Company through its subsidiary VRG obtained a new credit line from the Brazilian Development Bank (BNDES) in the amount of R$18,570. On the same date the amount received was R$15,486. The resources are to finance the expansion of the aircraft maintenance Center ("CMA") completed in 2010. The loan has term of 60 months with maturity on July 15, 2017, and monthly interest payments and amortization. The interest rate is calculated based on the TJLP plus 1.40% p.a. The operation guarantee is a bank guarantee in the amount of R$18,570. As of December 31, 2013, the amount recorded in current and non-current liabilities was R$3,088 and R$8,001, respectively (R$3,140 and R$11,098 as of December 31, 2012, respectively).

BDMG

On March 29, 2010, VRG obtained a loan with BDMG (Banco de Desenvolvimento de Minas Gerais) in the amount of R$20,000 for financing the expansion of the Confins maintenance center and the construction of Lagoa Santa’s workshop. The loan has a maturity of 8 years, lock-up period of 36 months and interest calculated on the IPCA basis plus 6% p.a.. The loan is being amortized monthly over 60 months from April, 2013, and the transaction costs totaled R$200. The loan has as guarantee the fiduciary sale of engines. As of December 31, 2013, the amount recorded in current and non-current liabilities was R$5,203 and R$15,704, respectively (R$6,401 and R$20,134 registered in current and non-current liabilities, respectively, as of December 31, 2012).

Working capital

On December 26, 2011, the Company, through its indirect subsidiary Webjet, obtained a loan with Banco Safra in the amount of R$200,000. The loan has a lock-up period of 18 months and the payment of the total amount will occur in six semi-annual installments, with interest of 125% of the daily average CDI rate, with maturity of the last installment in December, 2015, with fiduciary assignment of receivables guarantee as described in Note 5. The transaction costs to be amortized totalled R$4,000. On December 26, 2013, the Company and Banco Safra signed a contract amendment for this loan, which included the prepayment of an installment with maturity on June 26, 2014 in the amount of R$33,333. As of December 31, 2013 the balance recorded in current and noncurrent liabilities were R$32,299 and R$65,555, respectively ($66,667 and R$131,188 in current and noncurrent liabilities, respectively, as of December 31, 2012).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Financing of engine maintenance (J.P.Morgan)

During 2012, the Company, through its subsidiary VRG, issued two series of Guarantee Notes ("Guaranteed Notes") for engine maintenance funding totalling US$84,800 (equivalent to R$198,652), with financial guarantees by U.S. Ex-Im Bank. The first series was issued on June 29, 2012, priced through capital market operations with interest rate of 1.00% p.a. in the amount of R$79,050 (US$39,108 on the fund-raising date), with quarterly amortization of the main portion and the interest from the issuance costs of US$1,707 (R$3,999 as of December 31, 2013). The second series was issued on September 27, 2012, priced through capital market operations with interest rate of 0.85% p.a. in the amount of R$46,007 (US$22,667 on the fund-raising date), with quarterly amortization of the main portion and the interest from the issuance costs of US$682 (R$1,598 as of December 31, 2013). Both series have a 2-year term, with maturity on June 29 and September 27, 2014, respectively.

On March 11, 2013 the Company, through its subsidiary VRG, issued the third serie of Guarantee Notes for engine maintenance, with financial guarantees from the U.S. Ex-Im Bank with an interest rate of 1.39% p.a. in the amount of R$15,689 (US$8,024 on the date of the loan), with quarterly amortization of the principal and monthly interest payments, and issuance costs of US$266 (R$537 on March 2013, date of the loan). This series has a term of 2 years, maturing on March 11, 2015.

The total amount of the series related to this financing recorded as current and noncurrent liabilities as of December 31, 2013 were R$51,524 and R$1,540 respectively (R$73,609 and R$33,656 as current and noncurrent liabilities as of December 31, 2012 respectively).

Finimp

On November 22, 2013, the Company, through its subsidiary VRG, obtained a loan in the amount of R$6,259 (US$2,693 on the date of the loan) with Banco do Brasil, with maturity of 360 days on November 17, 2014 and interest of 4.67% p.a., being part of a credit line for import financing (Finimp) for purchase of spare parts and aircraft equipment. In guarantee for this loan are two promissory notes totaling R$8,952 (US$3,852). As of December 31, 2013, the amount recorded in current liabilities was R$5,838.

Debentures

On September 30, 2010, the Company approved the fourth public issue of 600 simple debentures non-convertible into shares, in a single series issued by VRG with the Company's warranty, without guarantee, with the unitary nominal value of R$1,000 (totalling R$600,000), in order to meet the needs of working capital in VRG. Issuance costs were R$6,453, being offset by the net amount received of R$593,547. The total of R$1,291 has already been amortized and recognized in profit or loss in 2013. The maturity is 5 years from the issuance date, and the amortization will be on September 30, 2015. The debentures carry an interest rate of 118% of CDI. As of December 31, 2013, the amount recorded in noncurrent liabilities was R$597,741 (R$596,451 as of December 31, 2012 registered in current liabilities).

On June 10, 2011, the Company approved the fifth issue of 500 simple debentures non-convertible into shares, in a single series issued by VRG, without guarantee, with the unitary nominal value of R$1,000, totalling R$500,000, in order to meet the needs of working capital in VRG. The issuance costs were R$7,264 being offset by the net amount received of R$492,736, and the total of R$1,221 have already been amortized and recognized in profit or loss in 2013. The maturity of the debentures is 6 years from the date of issue, and will be amortized in 2 equal installments, being the first installment on June 10, 2016 and the second on June 10, 2017. The debentures carry an interest rate of 120% of CDI. As of December 31, 2013, the amount recorded under noncurrent liabilities was R$495,726 (R$494,505 in current liabilities as of December 31, 2012).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Senior Bonds

On March 22, 2007, the Company through its subsidiary Finance, issued senior notes totaling US$225,000 guaranteed by the Company and its subsidiary VRG. The senior notes have a maturity date in 2017, with an interest rate of 7.50% p.a. The funds raised are to be used to finance the pre-payments for purchase of aircraft in addition to own resources and bank loans obtained with a U.S. Exim Bank guarantee. On September 2013, Finance bought the portion of the senior notes held by the subsidiary VRG in the amount of US$15,000, with a consequent decrease on the debt to US$210,000. As of December 31, 2013, the balance recorded in long term debt was R$491,946 (R$429,135 as of December 31, 2012).

On July 13, 2010, the Company through its subsidiary Finance, raised funds through the issue of senior notes denominated in U.S. Dollars amounting US$300,000 on the day of the issue, with a maturity date in 2020, interest of 9.25% p.a. and guaranteed by the Company and VRG. The issue costs were R$12,635. The net proceeds were used to pay debt. The senior bonds may be redeemed at face value after five years from the date of issuance. On December 31, 2013, the amount recorded in long term debt was R$691,028 (R$601,242 as of December, 2012).

On February 07, 2013, the Company through its subsidiary VRG, issued senior notes in the amount of R$392,720 (US$200,000) guaranteed by the Company. The senior notes have maturity in 2023, with an interest rate of 10.75% p.a. The proceeds will be used to finance the pre-payment of debts that will mature in the next 3 years. The issuance costs were R$10,847, which were deducted from the total amount of R$403,567. The senior bonds notes can be redeemed by the nominal value after 5 years from the issue date. As of December 31, 2013, the amount recorded in long term liabilities was R$426,489.

Perpetual Bonds

On April 5, 2006, the Company, through its subsidiary Finance, raised funds by issuing perpetual bonds denominated in U.S. dollars with a nominal value of US$200.000 with guarantees by the Company and its subsidiary VRG. The perpetual notes have no fixed final maturity date and can be redeemed at face value after the lapse of five years of issuance, and have an interest rate of 8.75% p.a.. The funds raised are being used to finance purchase of aircraft in addition to own resources and bank loans guaranteed by the U.S. Ex-Im Bank. As of December 31, 2013, the amount recorded on the Parent Company in long term debt was R$468,520 (R$408,699 at December 31, 2012) and R$419,326 in consolidated long term debt (R$365,787 at December 31, 2012).

On June 10, 2011, the Company approved the fifth issue of 500 simple debentures non-convertible into shares, in a single series issued by VRG, without guarantee, with the unitary nominal value of R$1,000, totalling R$500,000, in order to meet the needs of working capital in VRG. The issuance costs were R$7,264 being offset by the net amount received of R$492,736, and the total of R$1,221 have already been amortized and recognized in profit or loss in 2013. The maturity of the debentures is 6 years from the date of issue, and will be amortized in 2 equal installments, being the first installment on June 10, 2016 and the second on June 10, 2017. The debentures carry an interest rate of 120% of CDI. As of December 31, 2013, the amount recorded under noncurrent liabilities was R$495,726 (R$494,505 in current liabilities as of December 31, 2012).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

c) Financial Leases

The future payments of financial leasing contracts indexed to the U.S. Dollar are detailed below:

	Consolidated (IFRS)
	12/31/2013	12/31/2012
2013	-	304,561
2014	356,642	319,149
2015	362,099	309,586
2016	352,050	300,782
2017	325,813	277,895
2018	320,240	273,033
Beyond 2018	862,149	690,744
Total minimum lease payments	2,578,993	2,475,750
Less total interest	(383,665)	(423,210)
Present value of minimum lease payments	2,195,328	2,052,540
Less current portion	(259,833)	(207,652)
Noncurrent portion	1,935,495	1,844,888

The discount rate used to calculate the present value of the minimum lease payments was 5.20% as of December 31, 2013 (6.10% as of December 31, 2012). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of December 31, 2013, the withdrawals made for the repayment at maturity date of the lease agreements amount to R$123,879 (R$88,334 as of December 31, 2012) and are recorded in long-term debt.

19.                Salaries, wages and benefits

	Individual		Consolidated (IFRS)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Salaries	-	-	135,027	141,884
INSS and FGTS recoverable	1,088	586	45,630	61,866
Profit sharing plan	-	-	51,650	-
Others	4	4	1,277	3,768
	1,092	590	233,584	207,518

20.                Advance ticket sales

As of December 31, 2013, the balance of transport to perform classified in current liabilities was R$1,219,802 (R$823,190 as of December 31, 2012) and is represented by 5,951,486 coupons tickets sold and not yet used (3,640,935 as of December 31, 2012) with an average use of 111 days (92 days as of December 31, 2012).

21.                Mileage program

As of December 31, 2013, the balance of Smiles deferred revenue is R$195,935 (R$124,905 as of December 31, 2012) and R$456,290 (R$364,307 as of December 31, 2012) classified in the current and noncurrent liabilities, respectively and the number of outstanding miles as of December 31, 2013 amounted to 39,910,541,087.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

22.               Advances from customers

The Company performs advance miles sales and recorded such under "Advances from Customers". On December 31, 2013, the outstanding balance related to these anticipated sales is as follows:

	12/31/2013	12/31/2012
Financial institutions (a)	169,649	92,395
Others	1,755	1,200
	171,404	93,595

Current	167,759	93,595
Noncurrent	3,645	-

(a)   On December 1, 2012, VRG transferred to its subsidiary Smiles the Smiles Partnership Agreement, signed jointly on December 1, 2009 with financial institutions of the Banco Itaú S.A. Group. The contract had the objective to regulate the conversion of the accumulated points arising from the rewards programs of Banco Itaú S.A. into miles of the Smiles Program from January 1, 2013. The total amount was used by December 31, 2013 (R$91,808 as of December 31, 2012).

On April 8, 2013, Smiles S.A. concluded the advances for miles sales agreement in the approximately total amount of R$400,000 with the financial institutions Bradesco S.A., Banco do Brasil S.A. and Santander S.A.. The funds were received by its subsidiary on April 30, 2013 and the total balance on December 31, 2013 was R$166,004 and R$3,645 registered in short term and long term liabilities, respectively.

23.                Taxes payable

	Individual		Consolidated (IFRS)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012

PIS and COFINS	-		37,926	25,973
REFIS	13,872	9,826	32,490	29,134
IRRF on Payroll	1	2	23,175	20,492
ICMS	-	-	32,440	22,902
Tax on import	-	-	3,467	3,355
CIDE	84	20	2,686	1,739
IOF	62	63	62	63
IRPJ and CSLL to pay	-	4,524	15,838	12,138
Others	4	3	7,384	5,100
	14,023	14,438	151,468	120,896

Current	1,246	5,443	94,430	73,299
Noncurrent	12,777	8,995	61,038	47,597

Adherence to the Reopening the Installment Payment of Federal Taxes (REFIS)

On November 29, 2013, the Company applied for the reopening of the installment under the Law 11,941/09 (REFIS), as provided in Law no. 12,865 of October 09, 2013, including new debt with the IRS with maturities until November 30, 2008.

The management chose the payment of the amount of R$11,627 in 180 installments, which payment method offers reductions of 60% of the amounts related to the fines and 25% of late interest, reducing the amount to R$8,665. The Company, as done in the previous REFIS, on November 2009, used a portion of its tax credits on tax losses and negative social contribution basis for the settlement of amounts related to interest and penalties in the amount of R$4,311, therefore, the net value of the debt was R$4,354 as of December 31, 2013.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Adoption of the Provisional Measure 627/13

The provisional measure n⁰. 627/2013  and the Instruction of Brazil’s Internal Revenue Office Measure n⁰. 1,397, both of 2013, resulted in significant changes to the rules of federal taxes. The measure will be effective starting in the year 2015, with the option of anticipated adoption in 2014.

In order to ensure tax neutrality established in Law no. 11,941, from 2009, since dividend payments occurred until the date of the law’s publication, the Company and its subsidiary Smiles S.A.’s managements will chose the early adoption of the PM, as soon as the procedures for this adoption become available. Thus, it will be guaranteed the usage of the equity measured in accordance with the Law no. 6404 from 1976, for purposes of calculating the limits as per laws related to the tax effects of interest on capital.

Regarding the dividends paid or to be paid after this measure publication related to profit or loss for the year 2013, the Smiles S.A.’s management concluded that the values would be higher amounts than those calculated in accordance with accounting practices of December 31, 2007 and, therefore, the excess portion of the amount will be subject to the withholding tax on payments to beneficiaries classified as individual and resident and/or domiciled abroad.

The Company and its subsidiary Smiles S.A.’s managements is still analyzing the potential effects of the new standard. The VRG’s management is analyzing the potential effects of the new standard and awaits its conversion into Law to decide on measures for its group companies as of 2014.

24.             Provisions

	Insurance Provision	Provision for anticipated return of Webjet’s aircraft (a)	Provision for aircraft and engine return of VRG and Webjet (b)	Restructuring provision (c)	Lawsuits (d)	Total
Balance on December 31, 2012	19,611	17,889	312,412	36,978	92,940	479,830
Additional provisions recognized	38,178	12,552	99,976	2,751	21,125	174,582
Utilized provisions	(40,205)	(18,261)	(115,144)	(39,780)	-	(213,390)
Foreign exchange	(65)	201	37,665	51	3,500	41,352
Balance on December 31, 2013	17,519	12,381	334,909	- -	117,565	482,374

As of December 31, 2012
Current	19,611	17,889	105,472	36,978	-	179,950
Noncurrent	-	-	206,940	-	92,940	299,880
	19,611	17,889	312,412	36,978	92,940	479,830

As of December 31, 2013
Current	17,519	12,381	169,571	- --	-	199,471
Noncurrent	-	-	165,338	- --	117,565	282,903
	17,519	12,381	334,909	- -	117,565	482,374

a) Provision for anticipated return of aircraft

In 2011, according to the strategic planning of Webjet, a provision for the anticipated return of aircraft was recorded. This provision was calculated based on the expected return of 18 aircraft Boeing 737-300 with operating leases contracts, as part of the Company's fleet renewal. The anticipated aircraft returns are scheduled to occur by April 2014 and the original termination of leases was between 2012 and 2014. On December 31, 2013 the Company reassessed the provision for early return of aircraft Webjet and registered an additional R$12,552 due to the returns obligations. For the year ended on December 31, 2013, the Company completed 10 aircraft returns with prefixes: PR-WJS, PR-WJT, PR-WJM, PR-WJL, PR-WJE, PR-WJO, PR-WJQ, PR-WJR, PR-WJU and PR-WJN.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

b) Return of aircraft and engines

The returns provisions consider the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as prescribed in the returns conditions of the lease contracts, and which is capitalized in fixed assets (aircraft reconfigurations/overhauling), as described in Note 16.

c) Provision for restructuring

The provision for restructuring represents the costs due to the closure of Webjet’s activities and the discontinuation of its brand. The first step of the restructuring plan was the extinction of flight operations and discontinuity of the Boeing 737-300 fleet, announced on November 23, 2012. The Company settled all the obligations during the year ended December 31, 2013.

d) Lawsuits

As of December 31, 2013 the Company and its subsidiaries are parties to 23,792 (6,873 labor and 16,919 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil lawsuits	14,012	472	14,484
Civil proceedings	2,424	11	2,435
Labor lawsuits	3,372	3,293	6,665
Labor proceedings	206	2	208
	20,014	3,778	23,792

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	12/31/2013	12/31/2012
Civil	66,294	38,484
Labor	51,271	54,456
	117,565	92,940

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of December 31, 2013 of R$13,226 for civil claims and R$3,929 for labor claims (R$37,250 and R$16,354 as of December 31, 2012 respectively), for which no provisions are recognized.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The tax lawsuits below were evaluated by the Companys’ management and its legal consultants as being relevant and with probable risk as of December 31, 2013:

●          GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by the interest on capital in the amount of R$37,750, related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains a letter of credit with Bic Banco with a partial guarantee on the lawsuit value of R$19,917 as disclosed in Note 5.

●          Tax on Services (ISS), the amount of R$14,315 arising from assessment notices issued by the Prefeitura do Município de São Paulo against the Company, in the period from January, 2007 to December, 2010 regarding a possible ISS taxation on partners agreements. The classification of the possible risk stems from the matters under discussion and are interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

●          Customs Penalty in the amount of R$31,821 relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

●          BSSF goodwill (BSSF Air Holdings), in the amount of R$42,187 related to Infraction notices due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

There are other lawsuits considered by the Company’s management and its legal counsel as possible risk, in the estimated amount of R$21,697 which added to the lawsuits mentioned above, amount to R$147,770 as of December 31, 2013.

The Company and its subsidiaries are challenging in the court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors’ registered in foreign countries. The Company and its subsidiaries’ management understand that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract.

Management believes that there is no evidence of goods circulation and so, there are no legal events to generate the ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second Year of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. As of December 31, 2013 the estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$229,450 (R$217,279 as of December 31, 2012) adjusted for inflation, not including late payment charges.

25.             Shareholders’ equity

a) Issued capital

As of December 31, 2013 and 2012, the Company’s capital is represented by 278,861,326 shares, of which 143,858,204 are common shares and 135,003,122 are preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Shares are held as follows:

	12/31/2013			12/31/2012
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	22.30%	62.38%	100.00%	22.99%	62.74%
Wellington Management Company	-	10.49%	5.08%	-	10.50%	5.08%
Delta Airlines, Inc.	-	6.15%	2.98%	-	6.15%	2.98%
Fidelity Investments	-	5.21%	2.52%	-	5.22%	2.52%
Treasury shares	-	1.59%	0.77%	-	1.78%	0.86%
Other	-	1.51%	0.73%	-	1.48%	0.72%
Free float	-	52.75%	25.54%	-	51.88%	25.10%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital as of December 31, 2013 and 2012 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. The Board of Directors will define the issuance conditions, including pricing and payment terms.

The Company shares as of December 31, 2013 are quoted on the São Paulo Stock Exchange – BOVESPA in the amount of R$10.48 each and US$4.57 each on the New York Stock Exchange – NYSE (R$12.90 and US$6.56 on December 31, 2012). The book value per share as of December 31, 2013 is R$2.33 (R$2.79 as of December 31, 2012).

b)  Retained earnings

Legal reserve

It is recognized by allocating 5% of the profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws.

c)  Dividends

The Company’s bylaws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit after resevers in accordance with the Corporate Law (6,404/76). The Brazilian Corporate Law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

d)  Treasury shares

As of December 31, 2013, the Company holds 2,146,725 treasury shares, totaling R$32,116, with a market value of R$22,499 (R$35,164 in shares with market value of R$30,918 as of December 31, 2012).

e)  Share-based payments

As of December 31, 2013, the balance of share-based payments reserve was R$85,438 (R$79,255 as of December 31, 2012). The Company recorded a share-based payment expense amounting to R$6,183 related to the Company’s controlling shareholders and R$905 related to its non-controlling shareholders in the year ended on December 31, 2013, with a corresponding expense classified as personnel costs under the statement of profit or loss (R$10,653 related to the Company’s controlling shareholders  as of December 31, 2012).

f)  Other comphensive income

The fair value measurement of financial instruments designated as cash flow hedges is recognized as “Other Comphensive Income”, net of tax effects. The balance as of December 31, 2013 corresponds to a net loss of R$18,162 (net loss of R$68,582 as of December 31, 2012) as Note 31.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

26.             Costs of services, administrative and selling expenses

	Individual
	12/31/2013		12/31/2012
	Total	%	Total	%
Personel (a)	(2,705)	(8.5)	(12,816)	(58.2)
Services rendered	(9,718)	(10.7)	(1,539)	(7.0)
Depreciation and amortization	-	-	(89)	(0.4)
Other expense	(8,555)	(9.4)	(363)	(1.7)
Other operating revenues (b)	116,710	128.6	36,802	167.3
	90,732	100.0	21,995	100.0

	Consolidated (IFRS)
	12/31/2013
	Cost of services	Selling expenses	Administrative expenses	Other operating income (b)	Total	%
Personel	(1,002,471)	(72,085)	(258,906)	-	(1.333.462)	15.3
Fuel and lubricants	(3.610.822)	-	-	-	(3.610.822)	41.6
Aircraft rental	(699.193)	-	-	-	(699.193)	8.0
Aircraft insurance	(20.222)	-	-	-	(20.222)	0.2
Maintenance materials and repairs	(460.805)	-	-	-	(460.805)	5.3
Traffic services	(302.204)	(109.079)	(188.196)	-	(599.479)	6.9
Sales and marketing	-	(516.059)	-	-	(516.059)	5.9
Tax and landing fees	(566.541)	-	-	-	(566.541)	6.5
Depreciation and amortization	(484.479)	(6)	(76.481)	-	(560.966)	6.5
Sale-leaseback transactions (b)	-	-	-	116.710	116.710	(1.3)
Other, net	(329,672)	(28,210)	(81,502)	-	(439.384)	5.1
	(7,476,409)	(725,439)	(605,085)	116.710	(8.690.223)	100.0

	12/31/2012
	Cost of services	Selling expenses	Administrative expenses	Other operating income (b)	Total	%
Personel	(1,312,565)	(85,743)	(171,362)	-	(1,569,670)	17.4
Fuel and lubricants	(3,742,219)	-	-	-	(3,742,219)	41.5
Aircraft rent	(644,031)	-	-	-	(644,031)	7.1
Aircraft insurance	(26,875)	-	-	-	(26,875)	0.3
Maintenance materials and repairs	(417,990)	-	-	-	(417,990)	4.6
Traffic services	(294,444)	(63,528)	(170,765)	-	(528,737)	5.9
Sales and marketing	-	(426,582)	-	-	(426,582)	4.7
Tax and landing fees	(559,421)	-	-	-	(559,421)	6.2
Depreciation and amortization	(446,588)	-	(73,043)	-	(519,631)	5.8
Sale-leaseback transactions (b)	-	-	-	36,802	36,802	(0.4)
Other, net	(457,488)	(54,734)	(41,835)	(56,761)	(610,818)	6.8
	(7,901,621)	(630,587)	(457,005)	(19,959)	(9,009,172)	100.0

(a)      The Company recognizes the cost of the Audit Committee and Board of Directors, as well as the plan of share-based compensation in the Parent Company;

(b)     Includes fully recognized sale-leaseback gains and deferred losses.

During the year ended on December 31, 2013, the Company held sale-leaseback transactions related to 15 aircraft (6 aircraft as of December 31, 2012).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

27.             Sales revenue

The net sales revenue has the following composition:

	Consolidated (IFRS)
	12/31/2013	12/31/2012
Passenger transportation	8,399,652	7,409,984
Cargo	332,059	303,476
Other revenue	748,610	803,032
Gross revenue	9,480,321	8,516,492
Related taxes	(524,109)	(412,933)
Net revenue	8,956,212	8,103,559

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

On January 1, 2013, the Federal Government through the “MP 540/12”, converted into law n. 12.546/11 determined that the contribution to the INSS that was based on payroll disbursements should be calculated considering the rate of 1% of billing and, with other activities of a similar nature be classified within this requirement the passenger revenue. For being a contribution that is now calculated based on the billing, the Company has changed the INSS presentation to a reduction of the gross revenue. This change was performed prospectively from the date in which that provisory determination became effective, and the amount registered related to this change as of December 31, 2013 was R$87,406.

Revenue by geographical segment is as follows:

	Consolidated (IFRS)
	12/31/2013%		12/31/2012%
Domestic	8,140,302	90.9	7,535,068	92.9
International	815,910	9.1	568,491	7.1
Net revenue	8,956,212	100.0	8,103,559	100.0

28.                Financial result

	Individual		Consolidated (IFRS)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Financial income
Income from derivatives	-	-	413,319	227,980
Income from short-term investments and investment funds	4,677	21,529	149,505	99,287
Monetary variation	6,129	1,982	15,198	22,102
Other	12,505	16,918	24,502	20,845
	23,311	40,429	602,524	370,214
Financial expenses
Loss from derivatives	(30,315)	-	(363,736)	(177,644)
Interest on short and long-term debt	(152,176)	(133,046)	(532,078)	(453,731)
Bank interest and expenses	(912)	(5,144)	(53,521)	(37,665)
Monetary variation	-	-	(3,514)	(9,085)
Other	(2,801)	(2,635)	(78,795)	(86,727)
	(186,204)	(140,825)	(1,031,644)	(764,852)

Foreign exchange changes, net	(133,843)	(96,309)	(490,096)	(284,571)

Total	(296,736)	(196,705)	(919,126)	(679,209)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

29.                Operating segment

Operating segments are defined as business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the relevant decision makers to allocate resources and evaluate the segments’ performance.

As a result of the Smiles Program operations being an independent entity, which only started on January 1, 2013, the structure of presentation of segment information has been broken down into two operating segments. The information in respect of these segments presented to decision makers in order to allocate the resources and evaluate the segment performance emphasizes the two types of services as below:

  Flight transportation segment;
  Customer’s loyalty program segment.

This note has not been presented with comparative figures for December 31, 2012 because the business model used by the Smiles Program until the operations separation was an extension of the Flight transportation segment where, for example, the costs of services provided were embedded and diluted in the operating costs of the Flight transportation segment. With the separation of the operations from January 1, 2013, operating agreements for sale of tickets and purchase of miles were signed between the segments and these transactions represent a significant portion of revenues and costs of the "Smiles Loyalty Program". Therefore, any comparisons with prior period information would be inappropriate because the comparative figures would not reflect the current business model. The information below presents the summarized financial position related to reportable segments for the period ended on December 31, 2013. The amounts provided to the decision makers related to the income and the total assets are consistent with the balances recorded in the financial statements and the accounting policies applied.

Assets and liabilities of the operational segment:

	12/31/2013
	Flight transpor-tation	Smiles loyalty program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Assets
Current	3,158,731	834,116	3,992,847	(427,138)	3,565,709
Noncurrent	7,727,103	1,110,034	8,837,137	(1,764,398)	7,072,739
Total assets	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

Liabilities
Current	3,501,303	344,120	3,845,423	(398,632)	3,446,791
Noncurrent	6,733,604	270,974	7,004,578	(1,031,421)	5,973,157
Shareholder’s equity	650,927	1,329,056	1,979,983	(761,483)	1,218,500
Total liabilities and shareholder’s equity	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Income and expenses of the operational segment:

	12/31/2013
	Fligh Transpor-tation	Smiles loyalty Program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Net revenue
Passenger	8,077,709	-	8,077,709	44,452	8,122,161
Cargo and other	784,086	-	784,086	(11,060)	773,026
Miles redeemed revenue	-	573,346	573,346	(512,321)	61,025

Costs	(7,559,496)	(304,004)	(7,863,500)	387,091	(7,476,409)
Net income	1,302,299	269,342	1,571,641	(91,838)	1,479,803

Operating income (expenses)
Sales and marketing	(703,824)	(51,452)	(755,276)	29,837	(725,439)
Administrative expenses	(601,187)	(37,719)	(638,906)	33,821	(605,085)
Other operating revenue, net	116,710	-	116,710	-	116,710

Finance result
Financial income	587,752	129,704	717,456	(114,932)	602,524
Financial expense	(1,146,430)	(146)	(1,146,576)	114,932	(1,031,644)
Exchange rate changes, net	(489,765)	(331)	(490,096)		(490,096)

Loss (income) before income tax and social contribution	(934,445)	309,398	(625,047)	(28,180)	(653,227)

Current and deferred income tax and social contribution	20,607	(101,554)	(80,947)	9,584	(71,363)

Total loss (income), net	(913,838)	207,844	(705,994)	(18,596)	(724,590)

Attributable to Company’ shareholders	-	-	-	-	(796,547)
Attributable to non-controlling Company’ shareholders	-	-	-	-	71,957

On the individual financial statements of the subsidiary Smiles S.A., which represents the segment "Smiles Loyalty Program" and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of "Smiles Loyalty Program" segment, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the income/loss, consolidated assets and liabilities, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, besides eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles´ revenues. In this case, under the perspective of the consolidated financial statements, the miles that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

30.                  Commitments

As of December 31, 2013 the Company holds 139 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including the contractual discounts, is R$36,550,088 (corresponding to US$15,602,360 at the reporting date) and are segregated according to the following years:

	12/31/2013	12/31/2012
2013	-	2,690,803
2014	1,764,882	2,740,256
2015	1,167,524	2,722,067
2016	1,221,579	2,821,653
2017	1,880,941	1,640,785
2018	1,284,752	448,242
Beyond 2018	29,230,410	19,398,684
	36,550,088	32,462,490

As of December 31, 2013, from the total orders mentioned above, the Company holds commitments in the amount of R$4,831,355 (corresponding to US$2,062,390 at the reporting date) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	12/31/2013	12/31/2012
2013	-	283,693
2014	163,368	389,047
2015	255,714	444,920
2016	136,009	146,706
2017	236,269	171,725
2018	574,250	455,171
Beyond 2018	3,465,745	2,155,285
	4,831,355	4,046,547

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term line of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operational and financial leases. As of December 31, 2013, the total fleet leased was comprised of 142 aircraft, excluding 3 aircraft under operating leases in final phase of return and 5 aircraft from Webjet’s fleet, of which 96 were under operating leases and 46 were recorded as financial leases. The Company holds 40 aircraft under financial leasing with purchase option. During the year ended on December 31, 2013, the Company received 15 aircraft under operating lease contracts and 01 aircraft under financial lease contract. There was 3 operational lease aircraft returned during the year ended on December 31, 2013.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

a) Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	12/31/2013	12/31/2012
2013	-	720,708
2014	693,125	520,677
2015	581,153	358,766
2016	508,828	292,357
2017	456,990	261,965
2018	397,103	220,312
Beyond 2018	1,456,846	658,957
Total minimum lease payments	4,094,045	3,033,742

b) Sale-leaseback transactions

During the year ended on December 31, 2013, the Company recorded the amount of R$5,247 and R$3,118, as “Other payables” in current and noncurrent liabilities, respectively (R$7,564 and R$8,367 as of December 31, 2012), related to the gains from sale-leaseback transactions performed by its subsidiary GAC Inc. in 2006 of 8 aircraft 737-800 Next Generation. These gains were deferred and are being amortized proportionally to the payments of the operational lease agreements, of which 3 aircraft have the agreement maturity of 144 months and 5 aircraft have contract term of 120 months.

On the same date, the Company held the amount of R$8,923 and R$26,526 as “Prepaid expenses” in current and noncurrent assets, respectively (R$9,373 and R$35,456 as of December 31, 2012), related to the losses on sale-leaseback transactions performed by its subsidiary GAC Inc. of 9 aircraft. During the years 2007, 2008 and 2009 these losses were deferred, and are being amortized proportionally to the payments of the operational lease agreements over the contract term of 120 months.

Additionally, during the year ended on December 31, 2013, the Company recorded a gain of R$116,710 resulting from 15 aircraft received during the year (6 aircraft received during the year ended on December 31, 2012) that were used as sale-leaseback transactions and resulted in operating leases. Given that the gains and losses from sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value, such gain was recognized directly in profit or loss.

31.                Financial instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks related to the Company operations. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks are mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. Dollar and interest markets. The contracts may be held by means of exclusive investment funds, as described in the Risk Management Policy of the Company.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), and approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and have been satisfactory when considering the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available in the market and according to valuation methodologies.

Most of the derivative financial instruments are engaged with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, a significant portion of the transactions presents ineffective positions for hedge accounting purposes upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of December 31, 2013 and 2012 is as follows:

	Measured at fair value through profit or loss		Measured at amortized cost (a)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Assets:
Cash and cash equivalents	1,635,647	775,551	-	-
Short-term investments (c)	1,155,617	585,028	-	-
Restricted cash	254,456	224,524	-	-
Derivatives operations assets (b)	48,934	10,696	-	-
Accounts receivable	-	-	324,821	325,665
Deposits (d)	-	-	630,168	500,380
Other credits	-	-	66,773	74,359
Prepayment of hedge premium	-	-	1,532	-

Liabilities:
Loans and financing		-	5,589,385	5,191,175
Suppliers		-	502,919	480,185
Derivatives obligations (b)	30,315	56,752	-	-

(a)        The fair values are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 18;

(b)       The Company registered as of December 31, 2013 the amount net of R$18,162, net of tax effects (R$68,582 as of December 31, 2012) in equity as an equity valuation resulting from these assets and liabilities, as explained in Note 25f;

(c)        The Company manages its investments as held for trading to pay its operational expenses;

(d)       Excludes the escrow deposits, as mentioned in Note 10.

On December 31, 2013 the Company had no financial assets available for sale.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least yearly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

a)  Fuel Price Risk

As of December 31, 2013, fuel expenses accounted for 42% of the costs and operating expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

To mitigate the risk of fuel price, the Company and its subsidiaries contract derivative financial instruments referenced mainly to crude oil and, eventually, to their derivatives, also contracted, directly with the local supplier, are future fuel deliveries to aircraft at predetermined prices.

b)  Exchange Rate Risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

The Company’s and its subsidiaries’ revenues are mainly denominated in Brazilian Reais, except for a small portion in U.S. Dollar, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar etc.

To mitigate the risk of exchange rate, the Company and its subsidiaries hold derivative financial instruments that are referenced to the U.S. Dollar.

The currency exposure of the Company on December 31, 2013 and 2012 is shown below:

	Individual		Consolidated (IFRS)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Assets:
Cash and short-term investments	319,565	181,941	1,061,746	371,360
Trade receivables	-	-	39,924	17,534
Deposits	-	-	630,168	556,582
Hedge premium	-	-	1,532	-
Prepaid expenses with leases	-	-	27,238	15,291
Related parties transaction	-	534,262	-	-
Result from hedge operations	-		48,934
Others	-	-	5,968	4,384
Total assets	319,565	716,203	1,815,510	975,847

Liabilities:
Foreign suppliers	-	-	30,629	23,876
Short and long-term debt	1,698,982	1,511,709	2,151,051	1,584,897
Finance leases payable	-	-	2,195,328	2,052,540
Other leases payable	-	-	45,140	35,845
Provision for aircraft return	-	-	347,289	312,411
Contingency provision	-		27,267
Related parties	113,741	493,918	-	-
Total liabilities	1,812,723	2,005,627	4,796,705	4,009,569
Exchange exposure in R$	1,493,158	1,289,424	2,981,195	3,057,488

Obligations not registered in the balance sheet
Future obligations resulting from operating leases	-	-	4,094,045	3,033,742
Future obligations resulting from firm aircraft orders	36,550,088	32,462,490	36,550,088	32,462,490
Total	36,550,088	32,462,490	40,644,133	35,496,232

Total exchange exposure R$	38,043,246	32,462,490	43,625,328	38,553,720
Total exchange exposure US$	16,239,753	16,516,718	18,622,611	18,866,513
Exchange rate (R$/US$)	2.3426 2,3426	2,0435	2.3426	2,0435

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

c) Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is related to lease transactions, indexed to the Libor at the date that the aircraft are received.

To mitigate the interest rate risk the Company and its subsidiaries hold swap instruments.

d)  Credit risk

The credit risk is inherent in the Company’s and its subsidiaries’ operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

The trade receivable credit risk consists of amounts falling due from the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company and its subsidiaries are required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are contracted with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigate the credit risk, derivative transactions contracted on the OTC market (OTC) have counterparts with a minimum rating of "investment grade". The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)  Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of December 31, 2013, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 17 days and of financial debt, excluding perpetual bonds, was 4.5 years.

f)  Capital management

The table below shows the financial leverage rate as of December 31, 2013 and 2012:

	Consolidated (IFRS)
	12/31/2013	12/31/2012
Shareholder’s equity (b)	650,926	732,828
Cash and cash equivalents	(1,635,647)	(775,551)
Restricted cash	(254,456)	(224,524)
Short-term investments	(1,155,617)	(585,028)
Short- and long-term debts	5,589,385	5,191,175
Net debt (a)	2,543,665	3,606,072
Leverage ratio (a)/(b)	391%	492%

The Company and its subsidiaries remain committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Movement of assets and liabilities	Fuel	Foreign currency	Interest rate	Derivatives of equity instruments	Total

Asset (liability) as of December 31, 2012	12,864	-	(54,749)	-	(41,885)
Fair value variations:
Gains (losses), net recognized in results	4,675	10,373	18,781	(30,315)	3,514
Gains (losses) recognized in other comprehensive income	8,152	-	93,601	-	101,753
Payments (cash receipts) during the period	(2,818)	(10,373)	(22,759)	-	(35,950)
Asset (liability) as of December 31, 2013 (*)	22,873	-	34,874	(30,315)	27,432

Movement of other comprehensive results	Fuel	Foreign Currency	Interest rate	Derivatives of equity instruments	Total

Balance as of December 31, 2012	1,389	-	(69,971)	-	(68,582)
Fair value adjustments during the period	8,152	-	93,601	-	101,753
Reversal, net to profit or loss (b)	(6,105)	-	(19,253)	-	(25,358)
Tax effect	(697)	-	(25,278)	-	(25,975)
Balance as of December 31, 2013	2,739	-	(20,901)	-	(18,162)

Effects on result (a+b)	10,780	10,373	38,034	(30,315)	59,187

Operational income	(3,777)	-	(16,934)	-	(20,711)
Financial income (expense)	14,557	10,373	54,968	(30,315)	49,583

Movement of other comprehensive results	Fuel	Foreign Currency	Interest rate	Derivatives of equity instruments	Total

Balance as of December 31, 2012	1,389	-	(69,971)	-	(68,582)
Fair value adjustments during the period	8,152	-	93,601	-	101,753
Reversal, net to profit or loss (b)	(6,105)	-	(19,253)	-	(25,358)
Tax effect	(697)	-	(25,278)	-	(25,975)
Balance as of December 31, 2013	2,739	-	(20,901)	-	(18,162)

Effects on result (a+b)	10,780	10,373	38,034	(30,315)	59,187

Operational income	(3,777)	-	(16,934)	-	(20,711)
Financial income (expense)	14,557	10,373	54,968	(30,315)	49,583

(*) Classified as "Rights with derivative operations" if the amount results in an asset or "Obligation with derivative operations" if the amount results in a liability. Includes R$7,281 of assets related to hedges held in an exclusive fund and R$1,532 of hedge premium payment.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The Company and its subsidiaries adopt hedge accounting. On December 31, 2013, the derivatives contracted to hedge interest rate risk and fuel price risk were classified as "cash flow hedge", according to the parameters described in the Brazilian accounting standard CPC 38, and 40, technical guidance OCPC03 and International Accounting Standard IAS 39.

Classification of derivatives financial instruments

i. Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in shareholders’ equity until the hedged revenue or expense is recognized.

The Company and its subsidiaries estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

ii. Derivative financial instruments not designated as hedge

The Company and its subsidiaries hold derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity make them unfeasible, or when the change in a derivative’s fair value must be recognized in profit or loss for the same period of the effects of the hedged risk.

iii. Derivative equity instruments

In April 2013, the Company entered into an investment agreement with General Atlantic Service Company LLC. ("G.A.") that established the grant by the Company of an option to purchase its Smiles shares enabling the secondary acquisition by G.A. (or other person designated by it), of Smiles S.A. shares held by the Company. These options are exercisable for a period of 12 months from the date of the settlement of the offer on May 02, 2013, and the number of Smiles S.A.’ shares is equivalent to 20% (twenty percent) of the investment already realized by G.A. and is based on the same price per share as determined in the Offer, adjusted from the date of the settlement of the Offer to the date of exercise of the option based on the variation of CDI. The Company used the Black & Scholes methodology for the calculation of the fair value of the transaction and recorded, as a result, a loss of R$30,315 shown as a "Loss on Derivative Transactions" on December 31, 2013. The corresponding entry, registered in liabilities as "Derivatives Obligations" will be registered in equity when the exercise of the options by G.A. occurs. Whilst not exercised, any and all rights attributable to the shares related to the options in question are owned by the Company, regardless of the date on which the payment or settlement will occur.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

On October 25, 2013, the transfer of the General Atlantic’s instruments was approved by its shareholder GAFIP – “Brasil Fundo de Investimento em Participações”, due to GAFIP’s corporate restructure.

Hedge activities

a)   Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with jet fuel prices.

As of December 31, 2013, the Company and its subsidiaries have contracts of options and collar, Brent and WTI, designated as a “cash flow hedge accounting” of fuel.

Oil derivative contracts, designated as fuel hedges of the Company and its subsidiaries, are summarized below:

Closing balance on:	12/31/2013	12/31/2012
Fair value at end of the year (R$)	22,294	12,864
Gains with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	2,740	1,389

Year ended on:	12/31/2013	12/31/2012
Hedge gains recognized in operating costs (R$)	(3,777)	3,255
Hedge gains recognized in financial income (expenses)(R$)	13,978	8,543
Total earnings	10,201	11,798

As of December 31, 2013, the Company and its subsidiaries hold crack Brent x Heating Oil contracts, both not designated as oil cash flow hedge accounting.

Closing balance on:	12/31/2013	12/31/2012
Fair value at end of the year (R$)	579	-
Gains (losses) recognized in financial income (R$)	579	-

Closing balance on:	12/31/2013	12/31/2012
Volume hedged for future periods (Thousand barrels)	1,183	1,849
Volume engaged for future periods (Thousand barrels)	1,860	2,958

	1Q14	2Q14	3Q14	4Q14	Total 12M	1Q15
Percentage of fuel exposure hedged	19%	15%	7%	6%	12%	2%
Notional amount in barrels (Thousands barrels)	693	559	274	250	1,776	84
Future rate agreed per barrel (US$) *	109.27	109.26	103.79	103.79	107.65	103.75
Total in Brazilian Reais **	177,384	143,081	66,618	60,785	447,868	20,416

* Weighted average between call strikes.

** The exchange rate as of 12/31/13 was R$2.3426/US$1.00.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

b)        Foreign exchange hedge

As of December 31, 2013, the Company and its subsidiaries have future derivative contracts for the U.S. Dollar for foreign exchange cash flow protection, not designated as hedge accounting. The losses and gains of the derivatives, for the year ended on December 31, 2013 and 2012, are presented below:

	12/31/2013	12/31/2012
Fair value at the end of period (R$)	-	-
Volume hedged for future periods (US$)	319,000	368,250

Year Ended on:	12/31/2013	12/31/2012
Gains recognized in financial income (R$)	10,373	(1,349)

	1Q14	2Q14	Total 12M
Percentage of cash flow exposure	43%	31%	16%
Notional amount (US$)	150,000	169,000	319,000
Future rate agreed (R$)	2.3704	2.37	2.3701
Total in Brazilian Reais	355,553	400,522	756,075

Since March, 2012 the Company and its subsidiaries do not have currency swaps (USD x CDI). The table below shows the amounts recognized in financial result related to these transactions:

Year ended:	12/31/2013	12/31/2012
Losses recognized in financial expenses	-	(4,211)

c)        Interest Rate Hedges

As of December 31, 2013, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The summary of interest rate derivatives designated as Libor cash flow hedges is shown below:

Closing balance at:	12/31/2013	12/31/2012
Fair value at the end of the year (R$)	34,873	(56,752)
Nominal value at the end of the year (US$)	1,319,250	278,058
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	(20,901)	(69,971)

Year ended on:	12/31/2013	12/31/2012
Gains (losses) recognized in financial expenses (R$)	45,785	(7,065)
Losses recognized in financial income (R$)	(16,934)	-
Total gains (losses)	28,851	(7,065)

As of December 31, 2013 the Company and its subsidiaries did not hold positions in Libor interest derivative contracts not designated for hedge accounting. The table below shows the amounts recognized in financial income and expenses related to these transactions:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Closing balance at:	12/31/2013	12/31/2012
Fair value at the end of the year (R$)	-	2,003
Nominal value at the end of the year (US$)	-	82,100

Year Ended on:	12/31/2013	12/31/2012
Gain recognized in financial income (R$)	9,183	1,879

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and /or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of December 31, 2013 and based on the scenarios described above.

The probable scenario of the Company is the maintaining of the market rates.

In the tables, positive values are displayed as asset exposures (assets greater than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

Parent Company

I) Foreign exchange risk

As of December 31, 2013, the Company has a currency exposure of R$1,493,158 (see Note 31b). On this date, the exchange rate adopted was R$2.3426/US$, corresponding to the closing rate of the month published by Banco Central do Brasil as a likely scenario, and the impacts analyzed from the variation of 25% and 50% over the current rate are shown below:

Instrument	Risk	Exposed Values	Possible Adverse Scenario	Remote Adverse Scenario
			+ 25%	+ 50%
Liabilities, net	Dollar Appreciation	(1,493,158)	(373,290)*	(746,579)*

		Dollar	2.9282	3.5139

* Negative amounts correspond to net losses in case of exchange variation.

Consolidated

I) Fuel risk fator

As of December 31, 2013, the Company holds derivative contracts for oil Brent and Crack, totaling 1,860 thousand barrels, maturing until January, 2015. The likely scenario for the Company is the Brent and Crack market curve prices which, on this date were US$110.80/bbl and US$18.44/bbl, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

Risk	Exposed Values	Remote Adverse Scenario	Possible Adverse Scenario
		-50%	-25%
Drop in the market curves	22,873	(148,209)	(63,505)

	Brent	US$55.40/bbl	US$83.10/bbl
	Crack	US$9.22/bbl	US$13.83/bbl

II) Foreign exchange risk factor

As of December 31, 2013, the Company holds Dollar derivative contracts with a notional value of US$319,000 with maturity on February, 2014, and a net exchange exposure liability of R$2,981,195 (see Note 31b). At the current date, the Company adopted the closing exchange rate of R$2.3426/US$ as a likely scenario, and the impact of the change of 25% and 50% over the current rate, is shown below:

Instruments	Exposed amount	-50%	-25%	+ 25%	+50%
		R$1.1713/USD	R$1.7570/USD	R$2.9282/USD	R$3.5139/USD
Liabilities, net	(2,981,195)	1,490,598	745,299	(745,299)	(1,490,598)
Derivative	-	(379,837)	(189,918)	189,918	379,837
	(2,981,195)	1,110,761	555,381	(555,381)*	(1,110,761)*

* Negative values correspond to net losses expected in the case of Dollar appreciation.

III) Interest risk factor

As of December 31, 2013, the Company holds assets and liabilities indexed to the CDI rate, financial liabilities indexed to the TJLP and Libor interest, loans indexed to the IPCA and derivatives position in LIBOR.

In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on yearly interest of the exposed values as of December 31, 2013 (see Note 18), arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amount	Likely Scenario	Possible Adverse Scenario 25%	Adverse Scenario Remote 50%
Financial investments - Short and Long-term debt	Increase in the CDI rate	(265,991)	-	(12,512)	(25,023)
Derivative	Decrease in the Libor rate	50,616	-	(240,758)	(481,516)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

IFRS

Besides the sensitivity analysis based on the above mentioned standards, the Company and its subsidiaries also analyze the impact of the financial instrument quotation fluctuation on the  Company’s and its subsidiaries’ profit or loss and shareholders’ equity considering:
•                Increase and decrease by 10 percentage points in fuel prices, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Dollar exchange rate, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Libor interest rate, by keeping all the other variables constant;

The sensitivity analysis includes only relevant monetary items that are material for the risks above mentioned. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below shows the sensitivity analysis made by the Company’s Management as of December 31, 2013 and 2012, based on the scenarios described above:

Fuel:	Position as of December 31, 2013		Position as of December 31, 2012
Increase/(decrease) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(436)	(260)	(368)	(217)
(10)	436	283	368	240

Foreign exchange - USD:	Position as of December 31, 2013		Position as of December 31, 2012
Appreciation/ (devaluation) of US$/R$ (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(578)	(382)	(479)	(316)
(10)	578	382	479	316

Interest rate - libor:	Position as of December 31, 2013		Position as of December 31, 2012
Increase/(decrease) in libor (percentage)	Effect on income before tax (R$ million)	Effect on Equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(0.3)	34	(1)	5
(10)	0.3	(34)	1	(5)

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

a)                       Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)                      Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)                       Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2013 and 2012:

	12/31/2013		12/31/2012
Financial Instrument	Book value 12/31/2013	Other significant observable factors (level 2)	Book value 12/31/2012	Other significant observable factors (level 2)

Cash equivalents	1,635,647	1,635,647	775,551	775,551
Short-term investments	1,555,617	1,180,828	585,028	585,028
Restricted cash	254,456	254,456	224,524	224,524
Liabilities from derivative transactions	30,315	30,315	56,752	56,752
Rights on derivative transactions	48,934	48,934	10,696	10,696

32.         Non-cash transactions

Individual

In May 2013 there were capital contributions through a public offering of shares of its subsidiarySmiles S.A. in the amount of R$1,095,772, of which, as mentioned in Note 14, the Company GLAI recorded a gain of R$611,130 on the sale of the shares.

Consolidated

In December 2013, Smiles incorporated its non-controlling shareholder G.A. Smiles Participações S.A., with no capital increase and/or new shares issuance. The counterpart of the tax credit of R$72,942 was recorded in goodwill special reserve in shareholders' equity and liabilities assumed and incorporated assets totaled R$429 and R$416 respectively, excluding the amount of R$13 related to the incorporated cash. This transaction did not affect its cash position during the year ended on December 31, 2013.

On December 31, 2013, the Company increased its property, plant and equipment in the amount of R$179,910, of which R$79,894 was represented by the addition of an aircraft under the classification of leases and R$99,976 related to an increase of the provision for aircraft return.

33.       Insurance

As of December 31, 2013, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	In Reais	In Dollar
Guarantee – hull/war	12,620,639	5,388,829
Civil liability per event/aircraft (*)	1,756,500	750,000
Inventories (*)	327,880	140,000

(*) Values per incident and annual aggregate.

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion U.S. Dollars.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE YEARS ENDED ON DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, except when indicated otherwise.)

34.       Subsequent events

a)      On January 21, 2014, the Administrative Council for Economic Defense (“CADE”) approved without limitation the acquisition of 25% of the capital of Netpoints by the Company subsidiary Smiles S.A.. According to CADE determinations, the involved parties should not complete the transaction within 15 days from the approval date, which should be the period that possible protests against the decision can be lodged. That period ended on February 5, 2014, and there were no protests against by CADE until the closure of these financial statements.

b)      On February 4, 2014, the subsidiary Smiles S.A.’s management submitted to the Ordinary General Meeting the dividends distribution based on income for the year ended on December 31, 2013, at the rate of R$0.10 per common share, before withholding tax, according with the current legislation. The total amount distributed is R$12,247 and will be paid until May 25, 2014.

c)      On February 4, 2013, the subsidiary Smiles S.A.’s Board of Directors approved the grant of 1,150,000 (one million, one hundred and fifty thousand) shares related to the Stock Option Plan at a price of R$31.28 per share to the management and executives which are under the terms of this plan.

d)      On February 14, 2014, the Company, throught its subsidiary VRG, issued, in a single serie, a Guarantee Note to finance the engine maitenance with Delta TechOps, with financial guarantee of U.S. Ex-Im Bank in the amount of R$97,428 (US$40,724 on the date of operation) and paid through market operations with an interest rate of 0.62% p.y.. The financing will be quartely amortized in 8 installments beginning on May 14, 2014 and with maturity on February 14, 2016.

e)      On February 19, 2014, the Company signed an agreement of strategic partnership for commercial cooperation with Air France-KLM, subject to the approval of CADE. The agreement includes expanded codesharing, enhanced joint sales activities and more benefits for customers based on both frequent flyer programs in Brazilian and European markets. As part of this agreement, Air France-KLM will invest $100.000 (equivalent to R$239,860) in the Company, of which comprises an investment of R$52.000 (R$124,727) in the Company’s preferred shares, which will represent a 1.5% participation of Air France-KLM in the Company’s preferred shares.

f)       On February 27, 2014 as envisaged in the Stock Purchase Option Granting Agreement entered into on April 24, 2013 between the Company and G.A. Brasil V Fundo de Investimento em Participações ("G.A."), G.A. has exercised the total stock options issued by Smiles S.A. held by the Company. The exercise price paid was R$23.30, that is, the price per share paid on the Smiles’ Initial Public Offering in 2013 of R$21.70 restated in accordance with 100% of the variation in the CDI interbank rate until February 27, 2014. As a result from the exercise of the stock options by G.A., the share portion held by the Company on its subsidiary Smiles S.A. wich was 57.3% became 54.5%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.